MOL Plc.
Finance

08006194

18th November, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Zsuzsanna Kun
Investor Relations

Enclosure

PROCESSED
DEC 1 2 2008
THOMSON REUTERS

SEC Mail Processing Section
DEC 08 2008
Washington, DC
106

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

setting the pace from New Europe

MOL Group 2008 Third Quarter and First Nine Months Results

Investor Relations

MOL

MOL Hungarian Oil and Gas Plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2008 third quarter and first nine months interim management report. This report contains consolidated, unaudited financial statements for the period ended 30 Sep 2008 as prepared by the management in accordance with International Financial Reporting Standards (IFRS).

MOL Group financial results

(IFRS), in HUF billion	Q3 2007	Q3 2008	Ch %	Q1-Q3 2007	Q1-Q3 2008	Ch %
Net sales revenues	685.1	976.5	43	1,807.5	2,683.1	48
EBITDA(4)	134.8	75.2	(44)	367.5	300.0	(18)
Operating profit(4)	96.0	36.6	(62)	262.6	193.0	(26)
Operating profit excl. special items(2)(4)	**78.6**	**42.4**	**(46)**	**230.8**	**192.4**	**(17)**
Net financial expenses/(gain)	(4.9)	41.7	n.a.	28.3	2.9	(90)
Net income	73.4	(4.9)	n.a.	159.8	174.8	9
Net income excl. special items(2)	**59.5**	**(0.3)**	**n.a.**	**131.6**	**174.3**	**32**
Net income excl. special items & Magnolia & CEZ impact(3)	52.4	5.2	(90)	161.2	178.0	10
Operating cash flow	108.9	119.0	9	259.8	175.6	(32)
Basic EPS, HUF	942	(54)	n.a.	1,827	1,997	9
Basic EPS excl. special items & Magnolia & CEZ impact(3), HUF	672	58	(91)	1,842	2,034	10

(IFRS), in USD million(1)	Q3 2007	Q3 2008	Ch %	Q1-Q3 2007	Q1-Q3 2008	Ch %
Net sales revenues	3,737.8	6,211.6	66	9,681.4	16,460.5	70
EBITDA(4)	735.3	478.1	(35)	1,968.6	1,840.6	(6)
Operating profit(4)	523.5	233.1	(55)	1,406.6	1,184.3	(16)
Operating profit excl. special items(2)(4)	**428.5**	**269.8**	**(37)**	**1,236.4**	**1,180.4**	**(5)**
Net financial expenses/(gain)	(27.0)	265.4	n.a.	151.6	17.6	(88)
Net income	400.7	31.2	n.a.	856.2	1,072.3	25
Net income excl. special items(2)	**324.7**	**(1.9)**	**n.a.**	**704.7**	**1,069.1**	**52**
Net income excl. special items & Magnolia & CEZ impact(3)	285.6	33.0	(88)	863.4	1,091.8	26
Operating cash flow	594.1	757.0	27	1,391.5	1,117.0	(20)
Basic EPS, USD	5.1	(0.3)	n.a.	9.8	12.3	25
Basic EPS excl. special items & Magnolia & CEZ impact(3), USD	3.7	0.4	(90)	9.9	12.5	26

(1) In converting HUF financial data into USD, the following average NBH rates were used: for Q3 2007: 183.3 HUF/USD, for Q1-Q3 2007: 186.7 HUF/USD, for Q3 2008: 157.2 HUF/USD, for Q1-Q3 2008: 163.0 HUF/USD.
(2) Operating profit excludes the one-off gain on the acquisition of TVK shares realised in H1 2007 (HUF 14.4), the provisional liability made for the paraffin fine (HUF 5.8 bn) realised in Q3 2008 as well as the receivable for subsequent settlement from E.ON in connection with the gas business sale for the period of Q1-Q3 2008 and Q3 2007 (HUF 6.4 bn and HUF 17.4, respectively).
(3) Net income in addition to adjustments detailed in (2) excludes the non-cash fair valuation difference of the conversion option on the equity instruments held by Magnolia and of the repurchase option on shares owned by CEZ.
(4) Q3 2007 and Q1-Q3 2007 figures were restated as the Group has changed its accounting policy in 2007 to disclose Hungarian local trade tax and innovation fee as income tax expense as these tax types show the characteristics of income taxes rather than operating expenses. In previous years, local trade tax has been recorded as operating expense.

In Q1-Q3 2008 operating profit excluding special items decreased by 5% y-o-y in USD-terms to USD 1,180.4 mn, as a result of 65% growth in Upstream, 5% weakening in Downstream, improving Gas and Power, while Petrochemical segment remained in the red. Operating profit, excluding special items, in HUF-terms narrowed by 17% to HUF 192.4 bn in Q1-Q3 2008, due to forex movements. Net profit excluding special items increased significantly by 52% in USD-terms to USD 1,069.1 mn, increasing by 32% in HUF-terms to HUF 174.3 bn in Q1-Q3 2008 y-o-y, due to lower net financial expenses and income tax expense.

In Q3 2008, operating profit in USD-terms excluding special items decreased by 37% y-o-y in to USD 269.8 mn, including strong Upstream contribution (up 90%) Downstream suffered from inventory revaluation, and highly volatile forex movements. Gas and Power improved slightly, while Petrochem was almost at brake-even versus the record profit in the previous year. Q3 2008 operating profit excluding special items was at HUF 42.4 bn 46% lower y-o-y, due to extremely strong HUF vs USD (157.2 versus 183.3 HUF/USD). As a consequence of massive financial losses in the 3-monht period driven by significant (HUF 33 bn) foreign exchange losses on borrowings and other financial items (the majority of which resulted from the period-end revaluation of outstanding amounts, thus not realized in cash), the bottom line was braking even in Q3 2008.

- **Exploration & Production** operating profit, excluding non-recurring profit from the sale of the Szőreg-1 field in Q1 2008, increased substantially by 65% year-on-year to USD 536 mn in Q1-Q3 2008. Operating profit in HUF terms (excluding one-off items) saw considerable growth of 44% year-on-year to HUF 87.3 bn, mainly due to the strong natural gas and crude price environment.
- **Refining & Marketing** CCS-based operating profit, excluding one-off items, increased by 13% in USD-tems to USD 704.9 mn in Q1-Q3 2008 y-o-y (down 1% in HUF-terms to HUF 114.9 bn), due to 97% higher diesel crack spreads in Q1-Q3 2008.
- The **Petrochemical** segment reported USD 69 mn operating losses in Q1-Q3 2008 (HUF 11.3 bn losses), as it almost reached break-even in Q3 as a result of integrated petrochemical margin recovery in Q3 2008 following its historic low in Q2 2008.
- **Gas Transmission** operating profit improved by 8% to USD 139 mn in Q1-Q3 2008 (down 6% in HUF terms to HUF 22.7 bn), mainly due to increased operating costs as a result of higher own gas consumption due to the surplus volumes of transmitted natural gas and higher gas prices.
- **Corporate and other** operating losses of HUF 29.2 bn in Q1-Q3 2008 (excluding HUF 6.4 bn subsequent settlement from E.On and a fine of HUF 5.8 bn imposed by the European Commission in association with paraffin trading) represented a 10% increase year-on year from HUF 26.5 bn operating losses excluding a one-off gain of HUF 14.4 bn following the acquisition of a 42.25% minority interest in TVK and excluding HUF 17.4 bn subsequent settlement from E.On.
- **Net financial loss** of HUF 2.9 bn was recorded in Q1-Q3 2008 (compared to the net financial expense of HUF 28.3 bn in Q1-Q3 2007), including HUF 31.3 bn interest paid, HUF 12.8 bn interest received, a net foreign exchange gain of HUF 21.8 bn, HUF 30.8 bn unrealised fair valuation gain on the conversion option embedded in the capital security (Magnolia Finance Ltd.) and a non-cash expense of HUF 34.5 bn on the repurchase option on shares owned by CEZ. Both impacts reflect the pressure on share prices during and subsequent to the end of the third quarter, in large part attributed with the worldwide financial crisis.
- **Income tax expense** decreased by HUF 57.6 bn from the previous year to HUF 17.3 bn in Q1-Q3 2008, as a combined result of a decrease in MOL Plc.'s current income taxes and the different accounting treatment of MOL share transactions and certain options attached to shares held by third parties is treated differently for IFRS and tax purposes.
- **Capital expenditure** and investments increased to HUF 237.9 bn (USD 1,459 mn) in Q1-Q3 2008, compared to the HUF 137.8 bn (USD 737 mn) in Q1-Q3 2007 as a result of the expansion of Gas and Power business' activities, the international expansion of Refining and Marketing and the more intensive international exploration and production activities.
- **Net debt** was HUF 776.6 bn, with a gearing ratio of 39.9% at the end of September 2008. The increase in the gearing rate from 27.3% at the end of Q2 2008 reflected the HUF 220.0 bn increase in long term debts deposited for the bank guarantee required for the INA public offer, which was not treated as cash equivalent but as other current assets. Consequently, the financial settlement of the INA share transaction in October has no impact on the net gearing of the Group.

Mr Zsolt Hernádi, Chairman-CEO of MOL commented:

During the third quarter, MOL's performance was characterized by milestone achievements set against a weakening macro environment. The company made successful progress in strengthening its strategic partnership with the Croatian oil and gas company, INA. Through the voluntary public offer we became its largest shareholder, increasing our stake to 47.15%. We continue to work with the Croatian Government on the future development and corporate governance of INA to increase shareholder value.

Although the global oil and gas industry is presently facing a turbulent financial environment, the financial position of the company is strong. MOL has undrawn credit facilities and cash deposits in excess of EUR 1.5 bn after the settlement of the INA share offer, which provide proper financial flexibility in the short and medium term. Responding swiftly to the challenges of volatile market conditions, the management has revised its investment plan to conform to a new, stricter CAPEX target by mid-December 2008. Our intention is to finance organic CAPEX from operating cash-flow, while maintaining financial headroom of at least EUR 1.2 bn. Furthermore, a range of operating cost reduction measures has been initiated in order to maintain our efficiency leadership in the industry.

Overview of the environment

Global economic growth has started to decline with signs of recession in developed countries, most importantly in the US, with the slowdown effect reaching many developing countries. The financial turmoil stemming from the US subprime mortgage problems escalated into the most severe credit crisis since the Great Depression, putting pressure on firms' financing abilities, while equity markets also faced significant drops all over the world. The quick and coordinated intervention of central banks and governments, bailouts and public financial sources will help to alleviate the long term economic costs of the crisis, although it is still unclear how and when the global economy will recover.

The US FED eased monetary conditions - FED funds rate reaching 1% in Q3 2008 - while providing liquidity by other means as well for the financial markets. Monetary policy interventions can alleviate the effects of the financial distress, but the real economy is already strongly affected. For the third quarter as a whole, US industrial production decreased at an annual rate of 6%, and some leading indicators also point towards a recessionary outlook.

Over the short term, the annual Euro area real GDP growth is expected to slow down. A global rise in several commodity prices was followed by a recent substantial decline, which, together with the weakening demand has significantly diminished upside risks to price stability, allowing for easy monetary conditions in the Euro area. Both Western Europe and CEE are expected to slow down due to the economic crisis, although analysts are mixed on the size of it.

Oil prices began to fall after reaching record levels in Q2 2008 and with the only exception of a sudden sharp rise in mid-September following an OPEC production cut of 500,000 bpd, the downward trend continued through the end of the quarter. The bearish turn of crude oil is a result of the unfolding financial crisis which now seems to have longer-term negative effects on global economic growth and future oil demand in the US and Europe. Changes in the value of the USD also contributed to swings in oil prices. The average Brent price in Q3 2008 was 114.8 USD/bbl, 53% higher than in Q3 2007 but 5% lower than the Q2 2008 average.

Oil demand growth slowed substantially in Q3 2008 to a mere 0.2% increase from the previous quarter and averaged 85.9 mb/day, according to IEA data. In light of the likely longer-term consequences of the financial crisis, and in response to IMF's downward revision of global GDP growth forecast for 2009 by nearly 1 percentage point to 2.9%, global oil demand forecasts have also been lowered to 86.5 mb/d in 2008, 240 kb/d lower than previously estimated, and 87.2 mb/d in 2009, 440 kb/d lower than previous forecasts suggested. Nevertheless, this forecast still means a 0.8% annual growth in global oil demand from 2008 to 2009. OECD demand will decrease by 2.2% in 2008 and by 1.3% in 2009 compared to the previous year, but continue to grow by 4.2% in 2008 and by 3.4% in 2009 in Non-OECD countries.

Refinery margins were still above their historical average, though gasoline demand responded to the recent high prices and general economic downturn, leaving gasoline crack spreads at a relatively low level. Distillate crack spreads remained high throughout the quarter, even though this segment is not immune to the economic slowdown, while jet fuel crack spreads declined as air traffic is highly sensitive to the general economic environment.

The integrated **petrochemical margin** increased by 59% in Q3 2008 q-o-q, as naphtha quotation decreased by 3%, while polyolefin quotations increased by 12-17% on average. Naphtha quotation, which reached a record high in H1 2008, began to fall in August. The trend of rising polymer prices also changed mid-August and thereafter a decreasing tendency can be considered. Despite the improvement in Q3, the integrated petrochemical margin declined by 29% y-o-y on average for the first 9 months, as naphtha quotation increased by 49% in USD-term, not being counterbalanced by the polymer quotation increase of 0-9% in EUR-terms, and by the 13% weakening of the USD to the EUR.

In Hungary, GDP growth is considered to be low. The global financial turmoil affects Hungary's financial and real economic sectors. According to its central bank, the Hungarian financial system has a substantial capital buffer, and therefore strong shock-absorbing capacity. The financial aid provided by international institutions calmed down investors and consequently the HUF/EUR exchange rate stabilised at normal levels. Although inflationary pressures are moderated due to lower demand prospects and lower oil prices, the National Bank increased its interest rate to 11.5% in order to support the stability of

the exchange rate. Domestic fuel prices declined slightly during the third quarter, supported by the strong HUF/USD exchange rate. Fuel consumption in the third quarter was 2.9% higher than a year earlier.

In the **Slovak economy**, there were no significant changes during Q3 2008. The dynamics of the GDP growth continued in line with previous quarters, i.e. at strong y-o-y real change of around 7.5%. In addition, positive developments were recorded in falling unemployment, the narrowing of the public finances gap and inflation did not differ significantly from general EU trends. The government prepared a new draft of public finances for the years 2009-2011, according to which Slovakia is targeting to reach a balanced budget in 2011. That is quiet an ambitious target taking into account that Slovakia will likely face the economic slowdown of its key trading partners and also considering the costs of pension reform that are estimated at roughly 1% of GDP per year. During the summer months a final conversion rate of the Slovak crown against EUR was set, to be used from January 09 when Slovakia enters the Euro zone, which is approximately 20% stronger than the rate originally set at a time when Slovakia joined the Exchange Rate Mechanism II in November 2005. The positive economic sentiment is also reflected in motor fuels consumption. Despite higher local fuel prices reflecting international trends, the consumption of both motor gasoline and motor diesel grew relative to the previous year. During the first 9 months of 2008, the growth of gasoline consumption was 1.4%, while that of diesel was 4.3%.

Global equity markets experienced a significant capital outflow, as a consequence of the financial turmoil. Outflows from the Emerging markets almost reached USD 40 during January-November 2008. The American and West-European stock indexes dropped by 40%, while the regional stock markets faced with 50-55% decrease from the beginning of the year until mid-November. The energy sector was also affected by the share price decreases. Oil majors suffered 25-30% price declines, while the energy sector of the Emerging markets was hit by more than 60% decrease. MOL's share price moved in line with its regional peers share price (share price drop was around 50-60% until mid-November). Several analysis pointed out that the multiples (as P/E and EV/EBITDA) moved to historic bottom in most of the sectors.

Exploration and Production

Segment IFRS results (in HUF bn)

Q2 2008	Q3 2008	Q3 2007	Ch. %	Exploration & Production	Q1-Q3 2007	Q1-Q3 2008	Ch. %
37.2	43.4	34.1	27	EBITDA	91.2	177.0	94
37.2	43.4	34.1	27	*EBITDA excluding Szőreg 1 field disposal*	91.2	111.6	22
30.6	**32.9**	**20.1**	**63**	**Operating profit/(loss)**	**60.7**	**152.7**	**151**
30.6	**32.9**	**20.1**	**63**	***Operating profit/(loss) excluding Szőreg 1 field disposal***	**60.7**	**87.3**	**44**
13.3	24.4	14.1	73	CAPEX and investments	37.4	55.3	48

Key segmental operating data

Q2 2008	Q3 2008	Q3 2007	Ch. %	HYDROCARBON PRODUCTION* (gross figures before royalty)	Q1-Q3 2007	Q1-Q3 2008	Ch. %
481	**480**	**541**	**(11)**	**Crude oil production (kt) ****	**1,601**	**1,452**	**(9)**
195	183	203	(10)	Hungary	611	560	(8)
286	297	338	(12)	International	990	892	(10)
596	**657**	**642**	**2**	**Natural gas production (m cm, net dry)**	**1,883**	**1,870**	**(1)**
583	644	627	3	Hungary	1840	1831	0
13	13	15	(13)	International	43	39	(9)
42	**46**	**43**	**7**	**Condensate (kt)**	**129**	**125**	**(3)**
40	43	40	8	Hungary	122	117	(4)
2	3	3	0	International	7	8	14
41	**45**	**45**	**0**	**LPG and other gas products (kt)**	**149**	**129**	**(13)**
83,890	**87,443**	**91,197**	**(4)**	**Average hydrocarbon prod. (boe/d)**	**90,569**	**85,758**	**(5)**

** Excluding crude and condensate production from Szőreg-1 field converted into strategic gas storage from 2008 of 1138 boe/day*

***Excluding separated condensate*

Q2 2008	Q3 2008	Q3 2007	Ch. %	Realised hydrocarbon price	Q1-Q3 2007	Q1-Q3 2008	Ch. %
95.5	89.6	59.2	51	Average realised crude oil and condensate price (USD/bbl)	52.1	86.8	67
83.4	86.7	54.0	61	Average realised total hydrocarbon price (USD/boe)	50.7	79.9	58

In Q1-Q3 2008, the operating profit of the E&P segment amounted to HUF 152.7 bn, including a non-recurring gain from the sale of the Szőreg-1 field of HUF 65.3 bn (this one-off impact is eliminated from Group figures due to the fact that the buyer of the field was a consolidated MOL Group subsidiary of the Gas and Power segment, MMBF Zrt., which will develop it into an underground gas facility).

Operating profit excluding this one-off item still showed a significant, 44% growth in HUF-terms to HUF 87.3 bn in Q1-Q3 2008. In USD-terms, the profit growth was even more impressive at a rate of 65% (to USD 536 mn). Oil prices hit a new record in July and started a moderate decrease in USD terms compared to Q2. This decrease was partly compensated in HUF-terms by the impact of the weakening HUF from July. Gas prices further increased in Q3 2008 as they are based on previous nine-month average of oil products quotation. Compared to Q1-Q3 2007 the higher realised prices in USD-term moderated by a major adverse impact of a weak USD and the strengthening of the HUF (the average HUF/USD exchange rate was 163.0 HUF/USD for the period, down by 13% y-o-y) resulted in an operating profit increase of HUF 43 bn. Lower production levels from our maturing Hungarian and declining ZMB fields negatively impacted the operating profit.

Hydrocarbon production averaged at around 86 thousand boe/day in Q1-Q3 2008 and 87 thousand boe/day in Q3 2008, showing a 5% and 4% decrease y-o-y, while the Q3 2008 figure was 4% higher than in the previous quarter. Crude oil production declined by 9% y-o-y as production from the recently acquired Russian fields could only partly offset the 8% production decline from mature Hungarian fields and the sharply lower volumes from the ZMB field (by 16%) caused by lower CAPEX spent in previous years and increased watercut of production wells. We have been analysing with our partner the results of horizontal wells spudded this year and a modification of the drilling program started to minimize this negative impact. Hungarian gas production in Q3 2008 increased y-o-y due to active commercial activity

and this resulted in a base year level delivery in Q1-Q3. The Pakistani gas production decreased by 9% y-o-y in Q1-Q3 2008 mostly due to reoptimised production at the Manzalai 1 well in order to maintain the more valuable condensate production.

Our strong exploration track record continued: we had 7 discoveries out of 10 wells tested in 5 countries in Q1-Q3 2008. In Russia the Ledovaya-101 exploration well in the Matjushkinskaya Block was classified as successful and currently produces above 400 bbl/day under pilot production. The drilling of the Kvartovoye-11 exploration well has finished in June and is currently under testing. The Ayskaya exploration well in the Surgut Block is also undergoing testing. In Pakistan after the commercial discovery of a sidetrack from the Mami Khel in Tal Block was announced on 19 March 2008, Makori-2 well failed to substantiate further upside and was suspended. In Kazakhstan, the appraisal options of the discovery by Rhozkovsky U-10 well in the Fedorovsky Block is being evaluated by the consortium. One sidetrack out of two wells (deepened by Addax Petroleum) confirmed accumulation of oil and gas in the Ngosso block in Cameroon. In Hungary, out of the 7 exploration wells, Földes-ÉK-1, Körösújfalu-3 and Őrtilos-1 wells were classified as gas producers, Okány-3 well is still in the testing phase and the Jászberény-Ny-4 well was qualified as dry. In Q3 Sülysáp-É-1 well has been spudded and the testing has been launched. The spudding of Dravica-1 well has been started.

Upstream revenues increased by HUF 145.9 bn to HUF 383.6 bn in Q1-Q3 2008 compared to Q1-Q3 2007, mainly due to the nonrecurring revenue of HUF 65.3 bn from the Szőreg disposal, while recurring revenues increased by 34% y-o-y. Increasing sale prices, on rising crude and oil product quotations, more than compensated for the negative impact of the weakening USD compared to Q1-Q3 2007.

Upstream expenditures increased by HUF 53.9 bn to HUF 231.0 bn in Q1-Q3 2008 y-o-y. Royalties on Hungarian production were at HUF 86.4 bn, up by HUF 14.0 bn, due to increased quotations (out of this amount HUF 57.4 bn was the payment to the energy-price compensation budget). The mining royalty and export duty paid in Russia increased by HUF 15.5 bn to HUF 46.4 bn in Q1-Q3 2008, due to the high crude price level. **Unit opex** (excluding DD&A) for total hydrocarbon production in Q1-Q3 2008 rose due to unfavourable impacts of the FX change and increased costs (mainly due to energy and service price increases) compared to previous year, but remained unchanged versus H1 2008 at the strong competitive level of 5.8 USD/boe.

Upstream Capex and investments increased by HUF 17.9 bn y-o-y to HUF 55.3 bn in Q1-Q3 2008 due to intensified international exploration and development activities. HUF 11.1 bn (20% of the total actual CAPEX) was spent on the acquisition of two exploration blocks in Kurdistan and one in Cameroon. HUF 21.3 bn (38%) was dedicated to exploration in Hungary (HUF 6.3 bn), Russia (HUF 5.6 bn), Cameroon (HUF 3.7 bn) and other regions including block acquired in Kurdistan (HUF 5.6 bn). Total development expenditure was HUF 17.0 bn (31%), of which HUF 4.5 bn was spent in Hungary, while in Russia HUF 11.5 bn was invested with focus on newly acquired projects: Matjushkinskaya (HUF 6.6 bn) and Baitex (HUF 2.5 bn). The development of our discoveries in Pakistan continued investing HUF 1.1 bn in the Manzalai field. HUF 4.5 bn was spent by domestic service subsidiaries on upgrading their assets in order to provide support for our expanding activities and on maintaining type projects.

Refining and Marketing

Segment IFRS results (in HUF bn)

Q2 2008	Q3 2008	Q3 2007	Ch. %	Refining & Marketing	Q1-Q3 2007	Q1-Q3 2008	Ch. %
86.3	22.9	63.0	(64)	EBITDA	181.5	167.0	(8)
69.0	**4.5**	**47.2**	**(90)**	**Operating profit/(loss)**	**134.1**	**113.6**	**(15)**
30.3	24.8	10.9	128	CAPEX and investments	32.4	65.9	103

Q2 2008	Q3 2008	Q3 2007	Ch. %		Q1-Q3 2007	Q1-Q3 2008	Ch. %
69.0	**4.5**	**47.2**	**(90)**	**Reported EBIT**	**134.1**	**113.6**	**(15)**
(20.4)	25.9	(9.4)	n.a.	Replacement modification	(18.1)	(2.2)	(88)
-	3.5	-	n.a.	IES one-off impacts*	-	3.5	n.a.
48.6	**33.9**	**37.8**	**(10)**	**Estimated CCS-based EBIT excl. one-off effects**	**116.0**	**114.9**	**(1)**
306.4	**215.6**	**206.2**	**5**	**Estimated CCS-based EBIT excl. one-off effects in USD mn**	**621.3**	**704.9**	**13**

**including impairment of inventory and loss on the complete planned shut down in September*

Key segmental operating data

Q2 2008	Q3 2008	Q3 2007	Ch. %	REFINERY PROCESSING (kt)	Q1-Q3 2007	Q1-Q3 2008	Ch. %
214	172	205	(16)	Domestic crude oil	615	555	(10)
3,350	3,546	3,239	9	Imported crude oil	9,046	10,637	18
44	63	39	62	Condensates	121	140	16
648	750	723	4	Other feedstock	2,019	2,231	11
4,256	**4,531**	**4,206**	**8**	**TOTAL REFINERY THROUGHPUT**	**11,801**	**13,563**	**15**
420	285	167	71	Purchased and sold products	496	898	81

Q2 2008	Q3 2008	Q3 2007	Ch. %	REFINERY PRODUCTION (kt)	Q1-Q3 2007	Q1-Q3 2008	Ch. %
737	816	787	4	Motor gasoline	2,209	2,361	7
1,651	1,788	1,554	15	Diesel	4,219	5,222	24
137	112	148	(24)	Heating oil	426	455	7
94	98	111	(12)	Kerosene	265	282	6
379	398	456	(12)	Naphtha	1,343	1,246	(7)
333	332	158	110	Bitumen	335	871	160
507	591	549	7	Other products	1,693	1,804	7
3,838	**4,135**	**3,763**	**10**	**TOTAL PRODUCT**	**10,490**	**12,241**	**17**
30	39	35	11	Refinery loss	109	106	(3)
388	357	410	(13)	Own consumption	1,202	1,216	1
4,256	**4,531**	**4,206**	**8**	**TOTAL REFINERY PRODUCTION**	**11,801**	**13,563**	**15**

Q2 2008	Q3 2008	Q3 2007	Ch. %	REFINED PRODUCT SALES (kt) (Group external sales)	Q1-Q3 2007	Q1-Q3 2008	Ch. %
1,209	1,324	1,377	(4)	Hungary	3,587	3,587	0
416	470	432	9	Slovakia	1,124	1,212	8
2,399	2,253	1,710	32	Other markets	4,736	6,739	42
4,024	**4,047**	**3,519**	**15**	**TOTAL CRUDE OIL PRODUCT SALES**	**9,447**	**11,538**	**22**

Q2 2008	Q3 2008	Q3 2007	Ch. %	REFINED PRODUCT SALES (kt) (Group external sales)	Q1-Q3 2007	Q1-Q3 2008	Ch. %
879	890	845	5	Motor gasoline	2,322	2,545	10
1,922	2,026	1,673	21	Diesel	4,519	5,685	26
305	133	168	(21)	Heating oils	477	604	26
88	107	109	(2)	Kerosene	262	272	4
343	345	168	105	Bitumen	337	869	158
486	546	556	(2)	Other products	1,530	1,563	2
4,024	**4,047**	**3,519**	**15**	**TOTAL CRUDE OIL PRODUCT SALES**	**9,447**	**11,538**	**22**
581	632	521	21	o/w Retail segment sales	1,451	1,727	19
640	726	659	10	o/w Direct sales to other end-users*	1,724	1,896	10
593	**587**	**656**	**(11)**	**Petrochemical feedstock transfer**	**1,991**	**1,896**	**(5)**

**Motor gasoline, gas and heating oil sales*

R&M CCS-based operating profit, excluding one-off items, which describes the profitability of the reoccurring operation, **increased by 13% in USD-tems to USD 704.9 mn in Q1-Q3 2008 y-o-y.** Stable crude oil supply and the almost doubling of diesel and kerosene crack-spreads contributed to the success, which were partly offset by a 24% weaker gasoline crack spread and a significant increase in energy cost. Despite the smooth operation detailed above, however, local currencies strengthened against the USD in the reported period. Therefore, CCS-based EBIT excluding one-off items in HUF-terms decreased by 1% y-o-y to HUF 114.9 bn for Q1-Q3 2008. The positive inventory revaluation effect was HUF 15.9 bn y-o-y lower at HUF 2.2 bn in Q1-Q3 2008. Therefore, the operating profit of R&M decreased by 15% y-o-y to HUF 113.6 bn in Q1-Q3 2008.

In Q3 2008, R&M was hit by external factors including the fall in crude price and still strong local currencies versus the USD. As a consequence of the sharp crude oil price fall in September 2008, the CCS-based inventory revaluation impact was HUF 25.9 bn in Q3 2008, which is a HUF 35.3 bn decrease compared to the previous year. In addition, the HUF was 14% stronger in Q3 2008 y-o-y, which had a HUF 15.7bn negative impact on our Q3 2008 EBIT.

In addition, **IES** had significant one-off costs of HUF 3.5 bn in Q3 2008 including inventory impairment and the impact of the complete planned shut down in September. IES prepared for the planned full shut down in September with high inventory volumes, which were sold out at significantly lower prices due to sharp fall in crude prices. The Mantua refinery restarted its operation in mid-October and all of its products became compliant to the 10ppm product specifications required as of Jan 2009 in the EU. After a strong H1 2008, **IES EBITDA** was at a EUR 10.3 mn loss in Q3 2008, resulting in cumulative EBITDA of EUR 41.1 mn for Q1-Q3 2008.

Refinery throughput grew by 15% y-o-y to 13.6 Mt in Q1-Q3 2008. At the Duna and Slovnaft refineries production remained stable at 11.9 Mt on smooth Russian crude supply. The throughput of IES was 1.8 Mt in Q1-Q3 2008.

There was a slight decrease in **utilisation of the Duna and Slovnaft refineries** in Q1-Q3 2008 compared to base, due to planned shut downs of some selected residue upgrading units in Q2 and Q3. (There were no significant refinery shut downs in 2007). The shut downs at the Duna and Slovnaft refineries had no material impact on our operating performance thanks to inventory accumulated in the previous quarters.

The two high complexity refineries (NCI: Duna 10.6, Slovnaft 11.5) contributed to a **middle distillate yield** of 44% and a mere 2% fuel oil yield in Q1-Q3 2008. The relatively high complexity of IES (NCI: Mantova 8.4) with a favourable yield structure (middle distillate yield of 51%) allowed us to leverage the dieselisation of the market.

Group level sales volume increased by 22% year-on-year to 11.5 Mt in Q1-Q3 2008. The sales growth of the higher margin products was considerable: diesel was up by 26%, heating oil grew by 26%, kerosene was up 4%, and motor gasoline sales improved by 10% y-o-y. The sales volume of the traditional Duna and Slovnaft refineries was practically unchanged. The consolidation of IES added 2 Mt to our sales volumes (including 1 Mt diesel, 0.3 Mt gasoline and 0.4 Mt bitumen) in Q1-Q3 2008.

Taking advantage of fuel demand increase in the region, we were successful in increasing sales in our most important and closest markets of Hungary, Slovakia and Austria. **Hungarian** motor fuel sales increased by 2%, fuelled by a 5 % increase in diesel sales in Q1-Q3 2008 y-o-y. From the 1st January 2008 only 4.4% (v/v) of biocomponent content motor fuel was sold. Our **Slovakian** motor fuel sales grew by 7%, well above the market increase of 4% in Q1-Q3 2008.

Retail

Q2 2008	Q3 2008	Q3 2007	Ch. %	REFINED PRODUCT RETAIL SALES (kt)	Q1-Q3 2007	Q1-Q3 2008	Ch. %
226.8	249.5	215.5	15.8	Motor gasoline	602.1	677.4	12.5
343.5	370.0	297.5	24.4	Gas and heating oils	828.7	1,017.2	22.7
10.4	12.8	7.6	68.4	Other products	19.7	32.7	66.0
580.7	**632.3**	**520.6**	**21.5**	**TOTAL OIL PRODUCT RETAIL SALES**	**1,450.5**	**1,727.3**	**19.1**

Total retail sales volumes (incl. LPG and lubricant volumes) increased by 19% to 1.7Mt y-o-y in Q1-Q3 2008 y-o-y. The acquisition of IES and Tifon completed in Q4 2007, had a significant effect on volume increase (171.2 kt, and 80.2 kt retail sales surplus). Retail fuel sales volumes, excluding IES and Tifon, grew by 1.7% in Q1-Q3 2008 y-o-y, as Hungary eroded slightly while both Slovakia and Romania remained stable.

The margin revenue per litre improved by 1% in Hungary and by 10% in Slovakia, mainly due to a 3% and 18% increase in non-fuel margin revenue per litre in Hungary and in Slovakia, respectively, as a result of enhanced sales activity in the shops.

The group operated **1,043 filling stations** as of 30 September 2008 (please see Appendix VIII for further details). In line with the plans, we expanded the IES network to 195 filling stations from 176 at the end of 2007.

In Hungary our retail fuel sales volumes decreased by 2% y-o-y in Q1-Q3 2008, mainly due to the competitive environment. Diesel sales increased by 2%, while gasoline and LPG sales fell by 6% and 8%, respectively. Lower gasoline sales reflect the temporary effect of taking 98 octane gasoline out of our portfolio, the continued Hypermarkets' expansion and the reconstruction of our relatively high throughput fuel sites. We completed the reconstruction of 3 sites by the motorways adding Marche restaurants. Our retail fuel market share, according to MÁSZ (Hungarian Petroleum Association), eroded from 37% in Q1-Q3 2007 to 36% in Q1-Q3 2008. The ratio of fleet card sales to our total fuel sales rose from 34% to 36% while shop sales revenue remained stable in comparison to Q1-Q3 2007.

In Slovakia our retail sales volume remained stable in Q1-Q3 2008 y-o-y, despite the fierce competition. Diesel sales show a continuous increase of 3%, while gasoline sales decreased by 1% y-o-y in Q1-Q3 2008, however showed an increase of 1% in Q3 2008. LPG sales grew by 11%, mainly in the Q3 2008 due to the excise duty abolishment as of 1st of July 2008. Our retail market share in Slovakia eroded from 40% to 38% in Q1-Q3 2008 y-o-y. Fleet card sales decreased by 2%, and the proportion of card sales within Slovakian total fuel sales fell by one percentage points to 29% in Q1-Q3 2008 y-o-y.

In Romania, fuel sales went up by 2% in Q1-Q3 2008. Fleet card sale increased by 7% due to a strong focus on cards clients and to the partnership concluded with the Romanian Road Transporters Union. The shop sales (in euro) grew by 8%, due to improved category products management. In Q1-Q3 2008 market share decreased from 12.8% to 10.8%. Market share of Q3 2008 improved with 0.2 percentage points versus Q2 2008, reaching 10.7%. In October 2008, additional 5 new stations where opened and the total number of stations reached 130.

R&M CAPEX doubled from HUF 32.4 bn in Q1-Q3 2007 to HUF 65.9 bn in Q1-Q3 2008. Out of the total CAPEX, refining and wholesale accounted for HUF 54.2 bn (Slovnaft HUF 18.6 bn, Duna refinery HUF 22.6 bn including the spending on VGO Hydrocrack of HUF 4.3 bn, and IES HUF 13.0 bn). **Retail CAPEX** was at HUF 11.5 bn in Q1-Q3 2008 including the HUF 3.5 bn spent on network development in Hungary, HUF 2.3 bn at Tifon, HUF 2.4 bn in Serbia and HUF 1.5 bn spent by IES. Retail CAPEX was lower than the basis by HUF 1.4 bn in Q1-Q3 2008, which included the HUF 4.5 bn registered capital increase in Bosnia's Energopetrol.

Petrochemicals

Segment IFRS results (in HUF bn)

Q2 2008	Q3 2008	Q3 2007	Ch. %	Petrochemicals	Q1-Q3 2007	Q1-Q3 2008	Ch. %
(8.2)	4.3	16.7	(74)	EBITDA	51.0	3.5	(93)
(13.7)	**(0.2)**	**11.9**	**n.a.**	**Operating profit/(loss)**	**36.8**	**(11.3)**	**n.a.**
2.5	1.8	2.3	(22)	CAPEX and investments	3.5	5.1	46

Key segmental operating data

Q2 2008	Q3 2008	Q3 2007	Ch. %	PETROCHEMICAL PRODUCTION (kt)	Q1-Q3 2007	Q1-Q3 2008	Ch. %
193	182	215	(15)	Ethylene	640	604	(6)
96	90	106	(15)	Propylene	323	300	(7)
158	156	183	(15)	Other products	558	526	(6)
447	**428**	**504**	**(15)**	**Total olefin**	**1,521**	**1,430**	**(6)**
51	61	68	(10)	LDPE	204	180	(12)
89	72	95	(24)	HDPE	295	266	(10)
122	117	134	(13)	PP	402	380	(5)
261	**250**	**297**	**(16)**	**Total polymers**	**901**	**826**	**(8)**
Q2 2008	**Q3 2008**	**Q3 2007**	**Ch. %**	**PETROCHEMICAL SALES BY PRODUCT GROUP (kt)**	**Q1-Q3 2007**	**Q1-Q3 2008**	**Ch. %**
67	55	66	(17)	Olefin products	208	187	(10)
271	248	294	(16)	Polymer products	883	825	(7)
Q2 2008	**Q3 2008**	**Q3 2007**	**Ch. %**	**PETROCHEMICAL SALES (external) kt**	**Q1-Q3 2007**	**Q1-Q3 2008**	**Ch. %**
120	106	120	(12)	Hungary	367	338	(8)
21	18	20	(10)	Slovakia	62	60	(3)
197	179	220	(18)	Other markets	662	614	(7)
338	**303**	**360**	**(16)**	**TOTAL PETROCHEMICAL PRODUCT SALES**	**1,091**	**1,012**	**(7)**

The Petrochemical segment nearly broke-even in Q3 2008 (HUF 0.2 bn operating losses) resulting in operation losses of HUF 11.3 bn for Q1-Q3 2008. **EBITDA turned positive** in the last 2 months reaching HUF 4.3 bn in Q3 2008, as a result of strong recovery in the integrated petrochemical margin in Q3 2008 – which reached its historic bottom in Q2 2008 – and the cost-cutting, loss-reducing measures implemented in H1 2008. Nevertheless, the segments result was negatively affected by the significant increase in energy prices, and low utilisation of TVK's units.

The **integrated petrochemical margin increased by 59%** in Q3 2008 versus Q2 2008, as naphtha quotation decreased by 3%, while polyolefin quotations increased by 12-17% on average. Naphtha quotation, which reached a record high in H1 2008, began to fall in August. The trend of rising polymer prices also changed in mid-August, and thereafter a decreasing tendency can be considered.

Despite the improvement in Q3, the **integrated petrochemical margin declined by 29% y-o-y on average for the first 9 months**, as naphtha quotation increased by 49% in USD-term, not being counterbalanced by the polymer quotation increase of 0-9% in EUR-terms, and by the 13% weakening of the USD to the EUR.

Both the **monomer and the polymer production decreased** by a significant 15% and 16%, respectively, in Q3 2008 compared to Q3 2007, due to shut-downs at TVK's Olefin-1 plant. On top of that, the majority of TVK's units suffered process interruptions due to issues in the national electric grid on 11th of August. Polymer production declined by 75 kt (8%) y-o-y in Q1-Q3 2008, as a consequence of the general overhauls carried out in H1, decreased market demand and the technical problems which arose in Q3.

Polymer sales volumes fell by 58 kt y-o-y in Q1-Q3 2008, due to lower production volumes and shrinking market demand. The polymer sales portfolio changed slightly, as a result of the maintenance shut-downs. The ratio of HDPE grew to 33% and the ratio of PP rose to 46% against the LDPE ratio, which dropped to 21%.

CAPEX increased by 46% to HUF 5.1 bn in Q1-Q3 2008 y-o-y fuelled by the general overhaul.

FGSZ Zrt.

FGSZ Zrt. IFRS result (non consolidated, in HUF bn)

Q2 2008	Q3 2008	Q3 2007	Ch. %	Transmission	Q1-Q3 2007	Q1-Q3 2008	Ch. %
10.1	10.8	10.4	4	EBITDA	35.0	33.9	(3)
6.4	**6.9**	**6.2**	**11**	**Operating profit/(loss)***	**24.1**	**22.7**	**(6)**
27.6	13.1	7.7	70	CAPEX and investments	10.5	58.2	454

** Excluding segment level consolidation effects (of which the most significant item is the depreciation on eliminated internal profit of PP&E).*

Main operational data

Q2 2008	Q3 2008	Q3 2007	Ch. %	Transmission volumes (m cm)	Q1-Q3 2007	Q1-Q3 2008	Ch. %
3,591	2,862	2,752	4	Hungarian natural gas transmission *	10,167	11,313	11
426	404	376	7	Natural gas transit	1,474	1,733	18

Q2 2008	Q3 2008	Q3 2007	Ch. %	Transmission fee (HUF/cm)**	Q1-Q3 2007	Q1-Q3 2008	Ch. %
3.91	5.07	4.80	6	Hungarian natural gas transmission fee	3.97	3.83	(4)

** Including transmission volume to the gas storages as well.*
*** The change in unit domestic transmission fee is significantly influenced by the dominant ratio of capacity fee within the transmission revenue. The capacity fee does not depend on the transmission volume.*

Operating profit for FGSZ Zrt. was HUF 22.7 bn in 2008 Q1-Q3, HUF 1.4 bn (6%) lower y-o-y. Higher operating costs (primarily as a consequence of higher compressor usage costs) eliminated the impact of the domestic transmission and transit transmission revenue increase of 7% and 13%, respectively.

Revenue from domestic transmission grew by HUF 3.0 bn (7%) to HUF 43.3 bn in 2008 Q1-Q3 y-o-y. Part of the growth originates from surplus capacity fee, in which the surplus capacity booking also played a role in addition to the positive impacts of the tariff changes. Turnover fee revenue – which is transmission volume dependent – is HUF 1.4 bn higher y-o-y, partly due to the volume increase (11%) of transmitted natural gas and partly due to the favorable impact of the tariff changes effective as of July 1st, 2008.

Revenue from international transit natural gas transmission was HUF 10.3 bn, HUF 1.2 bn (13%) higher y-o-y, as a result of the 18% higher transmitted volume (due to the colder winter weather in Q1 2008), as well as the tariff increase in HUF terms (even despite the strengthening of the HUF).

Operating costs increased by HUF 6.1 bn (23%) in 2008 Q1-Q3 y-o-y, mainly due to the large-scale growth of energy costs. The volume of natural gas used for operational purpose (mostly to drive compressors) increased significantly as a consequence of the higher transmitted volume, additionally the natural gas price change caused further cost growth. The combined impact of these higher costs together with the growth of gas cost based pressure increase fee, resulted in an increase of HUF 4.1 bn. Other operating costs were HUF 2.0 bn higher y-o-y on the whole.

CAPEX of natural gas transmission (FGSZ Zrt.) was particularly high in 2008 Q1-Q3 at HUF 58.2 bn, including HUF 52.5 bn spent on import capacity expansion, and a further HUF 1.7 bn invested in the Pilisvörösvár – Százhalombatta gas pipeline construction.

Gas and Power

The operating profit contribution of other gas and power units (MMBF Zrt., the gas storage company, MOL Energy Trade Kft., Slovnaft Thermal Power Plant and Duna Boiler Farm) was at HUF 0.3 bn for Q1-Q3 2008. MMBF Zrt. continued the preliminary storage of natural gas and injected 192 mcm gas until the end of September from the volume of 300 mcm contracted by January 2009. MMBF Zrt. spent HUF 25.3 bn CAPEX on the development of the storage facility with 1.2 bcm strategic and 0.7 bcm commercial capacities in Q1-Q3 2008. The storage of strategic gas reserves will be completed by the end of 2009.

Changes in accounting policies and estimates

Changes in IFRS effective from 1 January 2008 were adopted by the Group for the purposes of this Interim Management Report. Apart from some minor modifications, none of these has resulted in a significant impact on the financial statements.

Profit & Loss

The majority of changes in the consolidated income statement reflect the first nine month performance of IES in 2008. The subsidiary was acquired on 15 November, 2007, and is therefore not included in the comparative data.

Group net sales revenues increased by 48% to HUF 2,683.1 bn in Q1-Q3 2008, primarily reflecting the higher revenue as a result of the combined performance of IES and higher average sales prices.

Other operating income in Q1-Q3 2008 contains HUF 6.4 bn receivable for subsequent settlement from E.ON Ruhrgas International AG in connection with the gas business sale for the settlement period of January – June 2008 while the comparative period includes subsequent settlement from E.ON Ruhrgas International AG in connection with the gas business sale of HUF 17.4 bn and the impact of the acquisition of a 42.25% minority interest in TVK (HUF 14.4 bn). Foreign exchange gain recognised on trade receivables and payables of HUF 13.1 bn in H1 2008 has been set off by foreign exchange losses in the third quarter, resulting in a net loss of HUF 0.7 bn.

The cost of raw materials and consumables used increased by 66%, considerably above the rate of growth in sales. Raw material costs increased by 71%, primarily as a combined effect of the growth in crude oil import prices (HUF 311.8 bn) and the higher quantity of import crude oil processed (HUF 15.1 bn), as well as the contribution of IES (HUF 238.1 bn). The cost of goods sold increased by 67% to HUF 298.6 bn, due to the performance of IES (HUF 52.2 bn). The value of material-type services used increased by 17% to HUF 108.2 bn, largely as a result of IES's contribution (HUF 10.2 bn).

Other operating expenses increased by 32% to HUF 210.5 bn, mainly as a result of the higher mining royalty (HUF 23.0 bn) and the increased value of export duty from the Russian operations (HUF 8.9 bn), due to the higher crude prices and despite a decline in domestic and foreign production volumes. Consolidation of IES also increased our operating expenses (HUF 3.0 bn).

Personnel expenses increased by 15% to HUF 95.8 bn, due to the combined effect of an average salary increase (of 7.4% at the parent company) and a 9.6% increase in average headcount of the Group mainly due to the acquisitions of IES, Tifon in the second half of 2007 and of I&C Energo a.s. at the end on June 2008 (HUF 6.3 bn, HUF 1.7 bn and HUF 1.2 bn, respectively).

Of the production costs incurred in Q1-Q3 2008, HUF 26.4 bn is attributable to the increase in the **level of finished goods and work in progress** due to the performance of IES (HUF 1.9 bn), compared to the increase of HUF 31.0 bn in Q1-Q3 2007. In the third quarter of 2008, processing crude oil purchased in the previous quarter at a higher price significantly increased our production cost.

A net financial loss of HUF 2.9 bn was recorded in Q1-Q3 2008 (compared to the net financial expense of HUF 28.3 bn in Q1-Q3 2007). Interest payable was HUF 31.3 bn in Q1-Q3 2008 (HUF 10.1 bn in Q1-Q3 2007, reflecting our lower-than-optimal gearing in the comparative period) while interest received amounted to HUF 12.8 bn in Q1-Q3 2008 (HUF 11.6 bn in Q1-Q3 2007). A foreign exchange gain of HUF 21.8 bn was recognised in Q1-Q3 2008, compared to HUF 4.3 bn in Q1-Q3 2007. The fair valuation gain on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd. was HUF 30.8 bn (compared to a loss of HUF 29.6 bn in Q1-Q3 2007) while a non-cash expense of HUF 34.5 bn has been incurred on the fair valuation of the call option on MOL shares owned by CEZ. Both reflect the stressed share prices experienced at and subsequent to the end of the third quarter and are associated with the worldwide financial crisis.

Income from associates includes INA's Q1-Q3 2008 contribution of HUF 1.0 bn compared with HUF 4.6 bn in Q1-Q3 2007. The decrease in INA's profit reflects the weaker downstream contribution and significant financial losses.

Income tax expense decreased by HUF 57.6 bn from the previous year to HUF 17.3 bn in Q1-Q3 2008, primarily as a result of the current tax expense of MOL Plc. The subsequent impact of MOL share transactions and certain options attached to shares held by third parties is treated differently for IFRS and tax purposes and resulted in a HUF 25.2 bn decrease in our tax expense. Furthermore, the non-realised gain on the conversion option of our capital securities issued by Magnolia Finance Ltd. did not affect our tax base.

The current income tax expense is the result of the contribution from MOL Plc. of HUF 17.1 bn (16% corporate tax, 4% solidarity surplus tax and 2% local trade tax), Slovnaft a.s. of HUF 5.4 bn (19% corporate tax rate), FGSZ Zrt. (Gas Transmission) of HUF 2.1 bn (16%+4%+2%), as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 4.2 bn) and the corporate tax expense of the other subsidiaries. The current tax expense has been decreased by the deferred tax income of certain intra-group transactions, the most significant of which is the elimination of internal profit on the transfer of Szőreg-1 gas field to MMBF Zrt. (HUF 12.8 bn, see below in the Balance Sheet analysis).

Balance sheet

Total assets amounted to HUF 3,093.4 bn as of the end of September 2008, representing an increase of 28% since 31 December 2007. Within this, **property, plant and equipment** increased by 9% to HUF 1,282.0 bn. The sale of the Szőreg-1 field by MOL Plc. to its fully consolidated subsidiary, MMBF Zrt. was completed in early January 2008. Being an intra-group transaction, the resulting gain of MOL Plc. (HUF 63.9 bn) was eliminated in consolidation as an inter-segment transfer between the Exploration & Production and Gas and Power segments, therefore it had no impact on the consolidated net income. This gain is taxable in the year of transfer by MOL Plc., however, the depreciation of the field is tax deductible by MMBF Zrt., giving rise to a deferred tax asset of HUF 12.8 bn with a corresponding deferred tax income. The increase of **deferred tax assets** of 79% to HUF 36.2 bn is mainly due to this impact.

Inventories increased by 8% to HUF 342.6 bn and **trade receivables** increased by 15% to HUF 407.4 bn. **Other current assets** increased by 347% to HUF 368.7 bn mainly due to the cash deposit for the bank guarantee required for the public offer on INA shares (HUF 220.0 bn) which is not treated as cash equivalent but as current asset in the consolidated balance sheet. The consideration for the public offer completed on 16 October 2008 (HUF 226.5 bn) was paid from this deposit.

Current taxes payable decreased to HUF 2.4 bn, primarily representing the current tax liability outstanding at IES (HUF 1.6 bn).

Total amount of provisions was HUF 143.3 bn as of the end of September 2008, a considerable increase from HUF 126.7 bn as of 2007 year-end, reflecting mainly the unwinding of the discounts for long-term environmental and field abandonment provisions and the revision of previous estimates on discount rates as well as the provision made for the fine of HUF 5.8 bn imposed by the European Commission with regards to paraffin trading pursued by MOL and its predecessor.

Other non-current liabilities amounted to HUF 43.1 bn, primarily representing the financing incurred by the monetization of treasury shares by Magnolia Finance Ltd. The derivative liability resulting from this transaction was HUF 33.8 bn as of 30 September 2008. An additional decrease resulted from the reclassification of the current portion of the financial liability resulted from the option structure attached to MOL shares held by BNP and ING, due to expire on 14 March 2009.

Long-term debt (including the current portion) increased by 73% compared to 2007 year-end as a consequence of raising financing for our capital structure optimization program. As at 30 September 2008, 77.7% of the MOL Group's total debt was Euro-denominated, 16.2% was in USD and 6.1% in HUF and other currencies. At the end of Q1-Q3 2008, MOL's gearing (net debt divided by net debt plus shareholders' equity including minority interests) was 39.9% compared to 35.6% at the end of 2007. Including the cash held on deposit for the bank guarantee required for the public offer on INA

shares (see above), MOL's gearing would be 32.3%. Consequently, the conclusion of the share transaction in October 2008 had no further impact on MOL's gearing.

Holders of the capital securities of Magnolia received a coupon payment of HUF 4.5 bn. A dividend of HUF 5.3 bn payable for MOL shares held by Magnolia was also recognised in Q1-Q3 2008. Both of these have been recorded directly against equity attributable to **minority interests**.

Changes in contingencies and commitments and litigations

Capital contractual commitments of the Group were HUF 233.3 bn as of 30 September 2008, compared to HUF 256.8 bn at the end of 2007. The decrease reflects the combined effect of the increasing CAPEX of VGO Hydrocrack at Duna Refinery (HUF 22.6 bn) as well as the spending on the pipeline construction works of FGSZ Zrt. (Gas Transmission) and the development of the strategic gas storage at the Szőreg-1 gas field by MMBF Zrt. amounting to HUF 54.2 bn and HUF 25.3 bn, respectively. Other contingencies and commitments (guarantees, operating lease liabilities, obligations resulting from litigation in which the Group acts as defendant) did not change significantly in Q1-Q3 2008 compared to the amounts reported in the previous year.

Cash flow

Operating cash inflow in Q1-Q3 2008 was HUF 175.6 bn, compared to HUF 259.8 bn in Q1-Q3 2007. Operating cash flow before movements in working capital decreased by 6%. The change in the working capital position decreased funds by HUF 93.6 bn, arising from an increase in inventories, trade receivables, other receivables, other payables (of HUF 22.6 bn, HUF 57.4 bn, HUF 15.6 bn and HUF 54.2 bn) and decrease in trade payables (of HUF 52.2 bn). Income taxes paid amounted to HUF 43.9 bn, due to a cash outflow from the income taxes of MOL Plc., Slovnaft and the ZMB joint venture.

Net cash used in investing activities was HUF 461.2 bn in Q1-Q3 2008, compared with net cash of HUF 145.4 bn used in Q1-Q3 2007. The cash outflow of the current period reflects the combined effect of the increasing CAPEX mainly on expansion of the Hungarian import pipeline capacity, the cash deposit for the INA transaction, the purchase price adjustment paid for IES and the consideration paid for I&C Energo. The comparative figure for Q1-Q3 2007 contains the consideration paid for the acquisition of a minority interest in TVK, the second instalment paid for BaiTex LLC and the consideration of the acquisition of Energopetrol. Both periods contain the net settlement of post-closing price adjustment from the sale of MOL Földgázellátó Zrt. to E.ON Ruhrgas International AG. (HUF 28.1 bn received and HUF 7.5 bn paid in 2008 and 2007 Q1-Q3, respectively).

Net financing cash inflow amounted to HUF 469.7 bn, primarily as a result of net drawn down of long-term debt, the dividend payment and issuing shares previously held on treasury stock to CEZ.

Significant events between 30 September and 18 November 2008

Major developments in operation in October 2008

The macro economic environment in October presented unprecedented challenges. The global financial crisis initiating sharp crude oil price fall and the dramatic weakening HUF as of the end of September had significant impact on MOL's operating performance in October 2008. The Brent price declined significantly by 26.2 USD/bbl compared to the previous month to 71.9 USD/bbl, while the Ural-Brent spread widened slightly to 1.8 USD/bbl in October. The forint weakened dramatically (by 21%) during October from 169.2 HUF/USD in the end of September to 204.9 HUF/USD by the end of October. The forint also weakened by 7.4% versus EUR during October, being very volatile between 242.0 and 276.0 HUF/EUR. Beside these external economic factors, the performance of MOL's individual businesses did not change significantly, MOL's operation continued through the usual channels.

Exploration and Production

The overall impact of changing external economic factors was positive on E&P segment's October profit, as in the domestic production the negative effect of the decreasing oil prices was compensated

by the increased gas prices, which is based on the oil product prices of the previous 9 months. The positive impact was further supported by the weakening HUF against the USD. In Russia, on the determinant area of our international production, both the domestic and the export margin went down considerably as a consequence of the lower oil quotations and slid calculation methodology for export duty.

The sales volumes in October were as follows: the natural gas 229.3 Mm^3, of which the domestic sales were 224.2 Mm^3. Crude oil and gasoline sales were 182.2 kt (domestic 82.0 kt, international 100.2 kt). The daily production was 87,413 boe/day in October, up 2% versus the monthly average for Jan-Sep 2008, supported by the increased domestic natural gas production on higher customer demands.

Refining and Marketing

The overall impact of changing external economic factors was negative on R&M segment's October profit. The diesel crack spread narrowed slightly by 9.9 USD/t vs. September to 210.9 USD/t, while motor gasoline crack was at 79.9 USD/t in October, down 77.1 USD/t compared to the previous month.

The drastic crude price fall resulted in further significant inventory holding losses, considering the average 1.8 Mt inventory level of the group.

During October, there were no considerable events in our key refinery units, the production continued according to the plan. Our diesel sales showed a slight increase both on the domestic and on the export markets, while our motor gasoline sales remained unchanged y-o-y in October 2008. Petrochemical product sales showed a decreasing tendency both in terms of volume and the price. Retail sales volume was 213 kt, in line with seasonality. The number of filling stations increased to 1,048 in October, as five stations were opened in Romania.

Petrochemical segment

In October 2008, the profit of the segment improved significantly compared to the previous months, as the integrated petrochemical margin increased by 27% compared to September, as a consequence of 39% drop in naphtha quotations, while the polymer prices decreased by 9-15%.

The Segment was able to exploit the positive changes in external environment, despite weak demand in our polymer markets, as the utilization of olefin and polymer capacities increased to 89% and 83%, respectively (up by 7% and 9% compared to Q3 2008). Polymer sales volumes were 92 kt, in October, a 11% improvement compared to Q3 2008 monthly average.

Gas and Power

The domestic natural gas transmission volume was 1027,1 Mm^3, while the transit volume was 216,9 Mm^3 in October 2008 reflecting usual seasonality of natural gas sales. The domestic transit tariffs remained unchanged in October, while the weakening HUF had a positive impact on the transit sales.

Financial results

MOL Group had USD 0.8 bn and EUR 2.5 bn net debt adjusted by deposits at the end of September 2008. The unexpected weakening in HUF exchange rate resulted in significant unrealised forex losses on our net debt.

Major non-reoccurring events with significant impact in October

The European Commission imposed a fine of Euro 23.7 mn (HUF 5.8 bn) on 1 October 2008 against MOL and its predecessor for participating in an allegedly concerted European paraffin-sector activity between 1992 and 2005. MOL has yet to study the final decision and has a period of two months in which to reflect on the findings of the decision and in order to determine whether to lodge an

appeal with the Court of First Instance in Luxembourg. The total amount of the fine of HUF 5.8 bn was provisioned in Q3 2008, as described in the Balance Sheet chapter.

MOL ownership in INA increased to 47.15%, as according to the official data from the Central Depository Agency of Croatia a total of 2,215,469 shares have been sold to MOL during the public offer for a price of HRK 2,800 per share. MOL transferred HRK 6.2 bn (EUR 872.66 mn), the fair consideration of the 22.155% of INA shares to the Central Depository Agency of Croatia on 16 October 2008. The final settlement of the transaction was concluded on 17 October 2008, when MOL received 22.155% of INA shares on its security account.

5% capital decrease was registered by the Court of Registration on 16 October 2008, which was approved at the Annual General Meeting held on 23 April 2008. Accordingly, the share capital of MOL decreased from HUF 109,675,502,578 to HUF 104,191,727,578 by cancelling 5,483,775 pieces of registered ordinary shares of the series "A" with a par value of HUF 1,000, owned by the Company.

The Court of Registration has registered the capital increase of MOL on 16 October 2008, which was made as part of the convertible bond programme approved by the EGM held on 1 September 2003. The share capital of the company increased from HUF 104,191,727,578 to HUF 104,519,063,578. The new shares were listed on the BSE on 22 October 2008.

As follows the share capital of the company following these two transactions is composed of:

- 104,518,484 "A" series ordinary shares with a par value of HUF 1,000 each
- 1 "B" series voting preference share with a par value of HUF 1,000 each and
- 578 "C" series ordinary shares with a par value of HUF 1,001 each.

On 10 November the Parliament passed the act imposing a **8 % surtax on energy suppliers** for 2009 and 2010 (so called Robin Hood tax). The new tax has an adverse impact on MOL Plc., TVK's power plant and **MOL Energy Trade Kft.**

APPENDIX I

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 30 SEPTEMBER 2008

Unaudited figures (in HUF million)

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %		Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
920,467	976,459	685,133	43	Net revenue	1,807,525	2,683,054	48
10,757	(11,549)	24,157	n.a.	Other operating income	43,971	11,642	(74)
931,224	**964,910**	**709,290**	**36**	**Total operating revenues**	**1,851,496**	**2,694,696**	**46**
568,405	592,875	397,752	49	Raw material costs	1,009,849	1,722,252	71
39,259	36,136	32,706	10	Value of material-type services used	92,215	108,224	17
103,234	120,868	68,211	77	Cost of goods purchased for resale	179,321	298,640	67
710,898	*749,879*	*498,669*	50	*Raw material and consumables used*	*1,281,385*	*2,129,116*	66
33,097	32,430	29,198	11	Personnel expenses	83,059	95,781	15
34,152	38,513	38,816	(1)	Depreciation, depletion, amortisation and impairment	104,930	106,988	2
70,483	74,868	56,303	33	Other operating expenses	159,324	210,476	32
2,853	33,854	(5,991)	n.a.	Change in inventory of finished goods & work in progress	(30,980)	(26,402)	(15)
(9,352)	(1,276)	(3,670)	(65)	Work performed by the enterprise and capitalised	(8,825)	(14,299)	62
842,131	**928,268**	**613,325**	**51**	**Total operating expenses**	**1,588,893**	**2,501,660**	**57**
89,093	**36,642**	**95,965**	**(62)**	**Profit from operation**	**262,603**	**193,036**	**(26)**
4,364	4,974	1,819	173	Interest received	11,626	12,750	10
448	9		n.a.	Dividends received	79	457	478
2,424	22,590	-	n.a.	Fair valuation difference of conversion option	-	30,751	n.a.
67,384	(37,526)	(1,214)	2,991	Exchange gains and other financial income	5,202	33,495	544
74,620	**(9,953)**	**605**	**n.a.**	***Financial income***	**16,907**	**77,453**	**358**
10,038	11,251	3,434	228	Interest on borrowings	10,068	31,284	211
1,892	1,585	573	177	Interest on provisions	3,394	4,641	37
-	-	(7,160)	(100)	Fair valuation difference of conversion option	29,633	-	n.a.
25,142	18,939	(1,191)	n.a.	Exchange losses and other financial expenses	2,107	44,404	2,007
37,072	**31,775**	**(4,344)**	**n.a.**	***Financial expense***	**45,202**	**80,329**	**78**
(37,548)	**41,728**	**(4,949)**	**n.a.**	**Total financial expense/(gain), net**	**28,295**	**2,876**	**(90)**
1,417	(4,881)	2,935	n.a.	Income from associates	4,774	1,218	(74)
128,058	**(9,967)**	**103,849**	**n.a.**	**Profit before tax**	**239,082**	**191,378**	**(20)**
13,910	(4,871)	29,839	n.a.	Income tax expense	74,890	17,283	(77)
114,148	**(5,096)**	**74,010**	**n.a.**	**Profit for the year**	**164,192**	**174,095**	**6**
114,674	(4,904)	73,449	n.a.	Attributable to: Equity holders of the parent	159,846	174,780	9
(526)	(192)	561	n.a.	Minority interests	4,346	(685)	n.a.
1,271	**(54)**	**942**	n.a.	**Basic earnings per share attributable to ordinary equity holders of the parent (HUF)**	**1,827**	**1,997**	**9**
1,163	**(284)**	**785**	n.a.	**Diluted earnings per share attributable to ordinary equity holders of the parent (HUF)**[1]	**1,816**	**1,536**	**(15)**

[1] Diluted earnings per share is calculated considering the potentially dilutive effect of the conversion option embedded in the Perpetual Exchangeable Capital Securities in the number of outstanding shares and by excluding the fair valuation difference of the conversion option from the net income attributable to equity holders of the parent.

APPENDIX II

CONSOLIDATED BALANCE SHEETS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS AS AT 30 SEPTEMBER 2008

Unaudited figures (in HUF million)

31 December 2007		30 Sept 2007	30 Sept 2008	Change %
	Assets			
	Non-current assets			
160,553	Intangible assets	103,372	174,500	69
1,173,686	Property, plant and equipment	998,095	1,282,049	28
144,754	Investments in associated companies	142,951	141,559	(1)
1,362	Available-for-sale investments	1,597	967	(39)
20,162	Deferred tax asset	18,231	36,189	99
32,567	Other non-current assets	27,356	26,899	(2)
1,533,084	**Total non-current assets**	**1,291,602**	**1,662,163**	**29**
	Current assets			
318,604	Inventories	249,416	342,644	37
353,556	Trade receivables, net	272,390	407,446	50
82,397	Other current assets	70,242	368,693	425
3,680	Prepaid taxes	5,338	7,645	43
129,721	Cash and cash equivalents	112,416	304,813	171
887,958	**Total current assets**	**709,802**	**1,431,241**	**102**
2,421,042	**Total assets**	**2,001,404**	**3,093,404**	**55**
	Equity and Liabilities			
	Shareholders' equity			
65,950	Share capital[1]	65,950	72,485	10
468,418	Reserves	466,635	805,907	73
257,796	Net income attributable to equity holders of the parent	159,846	174,780	9
792,164	**Equity attributable to equity holders of the parent**	**692,431**	**1,053,172**	**52**
124,902	Minority interest	122,919	116,050	(6)
917,066	**Total equity**	**815,350**	**1,169,222**	**43**
	Non-current liabilities			
526,992	Long-term debt, net of current portion	382,792	963,805	152
114,222	Provisions	112,054	128,638	15
71,238	Deferred tax liability	36,470	69,203	90
138,094	Other non-current liabilities	86,500	43,141	(50)
850,546	**Total non-current liabilities**	**617,816**	**1,204,787**	**95**
	Current liabilities			
525,489	Trade and other payables	509,968	584,715	15
6,234	Current taxes payable	45,368	2,356	(95)
12,450	Provisions	9,325	14,678	57
57,976	Short-term debt	2,140	81,171	3,693
51,281	Current portion of long-term debt	1,437	36,475	2,438
653,430	**Total current liabilities**	**568,238**	**719,395**	**27**
2,421,042	**Total equity and liabilities**	**2,001,404**	**3,093, 404**	**55**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by BNP Paribas and ING (treated as a financial liability due to the connecting option structure) or lent to third parties and is decreased by the face value of treasury shares and shares owned by Magnolia.

APPENDIX III

MOVEMENTS IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS

FOR THE PERIOD ENDED 30 SEPTEMBER 2008 - Unaudited figures (in HUF million)

	Share capital	Share premium	Fair valuation reserve	Translation reserve	Equity component of debt and difference in buy-back prices	Retained earnings	Total reserves	Profit for the year attributable to equity holders of the parent	Equity attributable to equity holders of the parent	Minority interest	Total equity
Opening balance 1 January 2007	83,467	(89,830)	4,930	64,011	(8,074)	695,679	666,716	329,483	1,079,666	191,537	1,271,203
Cash flow hedges, net of deferred tax	-	-	722	-	-	-	722	-	722	-	722
Available for sale financial instruments, net of deferred tax	-	-	2,533	-	-	-	2,533	-	2,533	-	2,533
Currency translation differences	-	-	-	(1,802)	-	-	(1,802)	-	(1,802)	127	(1,675)
Total income and expense for the period recognized directly in equity	-	-	3,255	(1,802)	-	-	1,453	-	1,453	127	1,580
Profit for the period	-	-	-	-	-	-	-	159,846	159,846	4,346	164,192
Total income and expense for the period	-	-	3,255	(1,802)	-	-	1,453	159,846	161,299	4,473	165,772
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	329,483	329,483	(329,483)	-	-	-
Equity dividends	-	-	-	-	-	(42,398)	(42,398)	-	(42,398)	-	(42,398)
Dividends to minority interests	-	-	-	-	-	-	-	-	-	(8,957)	(8,957)
Net change in balance of treasury shares held	(17,862)	(490,517)	-	-	-	-	(490,517)	-	(508,379)	-	(508,379)
Conversion of convertible bonds	345	1,595	-	-	-	-	1,595	-	1,940	-	1,940
Equity recorded for share-based payment	-	-	-	-	-	303	303	-	303	-	303
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	380	380
Acquisition of minority interests	-	-	-	-	-	-	-	-	-	(64,514)	(64,514)
Closing balance 30 September 2007	65,950	(578,752)	8,185	62,209	(8,074)	983,067	466,635	159,846	692,431	122,919	815,350
Opening balance 1 January 2008	65,950	(578,752)	5,660	66,467	(8,074)	983,117	468,418	257,796	792,164	124,902	917,066
Cash flow hedges, net of deferred tax	-	-	(1,896)	-	-	-	(1,896)	-	(1,896)	-	(1,896)
Available for sale financial instruments, net of deferred tax	-	-	(4,772)	-	-	-	(4,772)	-	(4,772)	-	(4,772)
Currency translation differences	-	-	-	7,828	-	-	7,828	-	7,828	272	8,100
Total income and expense for the period recognized directly in equity	-	-	(6,668)	7,828	-	-	1,160	-	1,160	272	1,432
Profit for the period	-	-	-	-	-	-	-	174,780	174,780	(685)	174,095
Total income and expense for the period	-	-	(6,668)	7,828	-	-	1,160	174,780	175,940	(413)	175,527
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	257,796	257,796	(257,796)	-	-	-
Equity dividends	-	-	-	-	-	(64,032)	(64,032)	-	(64,032)	-	(64,032)
Dividends to minority interests	-	-	-	-	-	-	-	-	-	(11,428)	(11,428)
Net change in balance of treasury shares held, net of tax	6,535	142,432	-	-	-	-	142,432	-	148,967	-	148,967
Equity recorded for share-based payment	-	-	-	-	-	133	133	-	133	-	133
Net capital increase and decrease	-	-	-	-	-	-	-	-	-	2,989	2,989
Closing balance 30 September 2008	72,485	(436,320)	(1,008)	74,295	(8,074)	1,177,014	805,907	174,780	1,053,172	116,050	1,169,222

APPENDIX IV
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 30 SEPTEMBER 2008
Unaudited figures (in HUF million)

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %		Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
128,058	**(9,967)**	**103,849**	**n.a.**	**Profit before tax**	**239,082**	**191,378**	**(20)**
				Adjustments to reconcile profit before tax to net cash provided by operating activities			
34,152	38,513	38,816	(1)	Depreciation, depletion, amortisation and impairment	104,930	106,988	2
-	-	-	n.a.	Excess of carrying value of TVK minority interest acquired over the consideration	(14,351)	-	n.a.
185	3,324	573	480	Write-off / (reversal of write-off) of inventories	126	3,197	2,437
716	6,242	(1,554)	n.a.	Increase / (decrease) in provisions	(2,061)	7,518	n.a.
(66)	(1)	(215)	(100)	Net (gain) / loss on sale of property, plant and equipment	(2,760)	(302)	(89)
867	(296)	166	n.a.	Write-off / (reversal of write-off) of receivables	312	4,178	1,239
(1,729)	2,861	(2,613)	n.a.	Unrealised foreign exchange (gain) / loss on trade receivables and trade payables	(3,904)	184	n.a.
-	(12)	(17,413)	(100)	Net gain on sale of subsidiaries	(17,413)	(6,772)	(61)
2,273	3,282	1,992	65	Exploration and development costs expensed during the year	6,245	8,232	32
50	32	88	(64)	Share-based payment	303	132	(56)
(4,364)	(4,974)	(1,819)	173	Interest income	(11,626)	(12,750)	10
10,038	11,251	3,434	228	Interest on borrowings	10,068	31,284	211
(49,596)	31,400	(2,265)	n.a.	Net foreign exchange (gain) / loss excluding foreign exchange difference on trade receivables and trade payables	(4,205)	(21,756)	417
(2,424)	(22,590)	(7,160)	216	Fair valuation difference of conversion option	29,633	(30,751)	n.a.
6,905	25,057	2,288	995	Other financial (gain) / loss, net	1,031	32,209	3,024
(1,417)	4,881	(2,935)	n.a.	Share of net profit of associate	(4,774)	(1,218)	(74)
393	467	566	(17)	Other non cash item	2,110	1,335	(37)
124,041	**89,470**	**115,798**	**(23)**	**Operating cash flow before changes in working capital**	**332,746**	**313,086**	**(6)**
(39,067)	71,342	(41,322)	n.a.	(Increase) / decrease in inventories	(67,739)	(22,644)	(67)
(30,604)	12,547	(14,977)	n.a.	(Increase) / decrease in trade receivables	(44,850)	(57,387)	28
7,125	3,735	9,135	(59)	(Increase) / decrease in other current assets	(21,599)	(15,572)	(28)
38,245	(48,101)	52,721	n.a.	Increase / (decrease) in trade payables	29,640	(52,220)	n.a.
8,189	9,194	(3,935)	n.a.	Increase / (decrease) in other payables	48,221	54,160	12
(9,741)	(19,158)	(8,527)	125	Income taxes paid	(16,643)	(43,867)	164
98,188	**119,029**	**108,893**	**9**	**Net cash provided by / (used in) operating activities**	**259,776**	**175,556**	**(32)**
(75,334)	(80,829)	(35,095)	130	Capital expenditures, exploration and development costs	(89,963)	(218,297)	143
860	657	776	(15)	Proceeds from disposals of property, plant and equipment	3,780	1,820	(52)
(6,985)	(96)	(2,147)	(96)	Acquisition of subsidiaries and minority interests, net cash	(60,823)	(11,762)	(81)
-	-	-	n.a.	Acquisition of joint ventures, net cash	(4,544)	-	n.a.
-	-	(53)	n.a.	Acquisition of other investments	(55)	-	n.a.
844	-	16,576	n.a.	Net cash inflow / (outflow) on sales on subsidiary undertakings	(7,523)	28,059	n.a.
501	-	-	n.a.	Proceeds from disposal of associated companies and other investments	-	501	n.a.
(14,820)	(38,639)	(106)	36,35	Changes in loans given and long-term bank deposits	(117)	(55,387)	47,23
(3)	(220,095)	-	n.a.	Changes in short-term investments	-	(220,098)	n.a.
5,631	4,512	1,910	136	Interest received and other financial income	12,625	12,022	(5)
1,922	14	1,101	(99)	Dividends received	1,206	1,936	61
(87,384)	**(334,476)**	**(17,038)**	**1,863**	**Net cash (used in) / provided by investing activities**	**(145,414)**	**(461,206)**	**217**
23,458	627,870	203,911	208	Long-term debt drawn down	241,365	989,958	310
(206,897)	(274,748)	(28,695)	857	Repayments of long-term debt	(66,532)	(535,838)	705
615	(184)	3	n.a.	Changes in other long-term liabilities	117	374	220
43,583	(38,698)	(1,177)	3,188	Changes in short-term debt	(1,527)	23,617	n.a.
(21,913)	(19,305)	(1,358)	1,322	Interest paid and other financial costs	(11,060)	(49,013)	343
-	(62,943)	(396)	15,79	Dividends paid to shareholders	(42,342)	(62,950)	49
(2,980)	(6,831)	(1,534)	345	Dividends paid to minority interest	(8,836)	(11,383)	29
2,785	-	-	n.a.	Minority shareholders contribution	-	2,785	n.a.
137,860	-	-	n.a.	Sale of treasury shares	-	137,860	n.a.
(382)	-	(327,382)	n.a.	Repurchase of treasury shares	(508,379)	(25,663)	(95)
(23,871)	**225,161**	**(156,628)**	**n.a.**	**Net cash (used in) / provided by financing activities**	**(397,194)**	**469,747**	**n.a.**

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %		Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
(13,067)	9,714	(64,773)	n.a.	**Increase/(decrease) in cash and cash equivalents**	(282,832)	184,097	n.a.
316,210	282,519	175,970	61	Cash and cash equivalents at the beginning of the period	399,104	129,721	(67)
978	100	1,810	(94)	Exchange differences of cash and cash equivalents of consolidated foreign subsidiaries	(844)	1,758	n.a.
(21,602)	12,480	(591)	n.a.	Unrealised foreign exchange difference on cash and cash equivalents	(3,012)	(10,763)	257
282,519	**304,813**	**112,416**	**171**	**Cash and cash equivalents at the end of the period**	**112,416**	**304,813**	**171**

APPENDIX V
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF million)

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %	NET SALES REVENUES[1]	Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
105,691	118,491	85,486	39	Exploration and Production	237,220	317,952	34
846,986	879,957	607,818	45	Refining and Marketing	1,586,143	2,442,147	54
37,791	50,716	17,641	187	Gas and Power	54,560	127,246	133
116,859	115,808	124,969	(7)	Petrochemicals	361,888	371,127	3
36,220	39,950	22,823	75	Corporate and other	60,045	96,691	61
1,143,547	**1,204,922**	**858,737**	**40**	**TOTAL NET SALES REVENUES**	**2,299,856**	**3,355,163**	**46**
(223,080)	**(228,463)**	**(173,604)**	**32**	Less: Inter(segment transfers)	**(492,331)**	**(672,109)**	**37**
(56,044)	(46,535)	(39,889)	17	ow: Exploration and Production	(111,241)	(151,104)	36
(97,592)	(101,230)	(87,789)	15	ow: Refining and Marketing	(252,864)	(311,420)	23
(8,497)	(17,223)	(36)	47,742	ow: Gas and Power	(163)	(34,412)	21,012
(26,067)	(27,369)	(24,751)	11	ow: Petrochemicals	(73,175)	(85,046)	16
(34,880)	(36,106)	(21,139)	71	ow: Corporate and other	(54,888)	(90,127)	64
920,467	**976,459**	**685,133**	**43**	**TOTAL NET EXTERNAL SALES REVENUES**	**1,807,525**	**2,683,054**	**48**

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %	OPERATING PROFIT[1]	Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
30,559	32,906	20,135	63	Exploration and Production	60,721	152,660	151
68,957	4,539	47,220	(90)	Refining and Marketing	134,102	113,645	(15)
8,596	7,941	8,501	(7)	Gas and Power *	29,637	27,790	(6)
(13,743)	(190)	11,940	n.a.	Petrochemicals	36,758	(11,295)	n.a.
(5,105)	(14,328)	8,745	n.a.	Corporate and other	5,281	(28,578)	n.a.
(171)	5,774	(576)	n.a.	Intersegment transfers[2]	(3,896)	(61,186)	1,470
89,093	**36,642**	**95,965**	**(62)**	**TOTAL**	**262,603**	**193,036**	**(26)**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %	OPERATING PROFIT EXCLUDING SPECIAL ITEMS*	Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
30,559	32,906	20,135	63	Exploration and Production	60,721	87,341	44
68,957	4,539	47,220	(90)	Refining and Marketing	134,102	113,645	(15)
9,503	8,430	8,501	(1)	Gas and Power	29,637	29,186	(2)
(13,743)	(190)	11,940	n.a.	Petrochemicals	36,758	(11,295)	n.a.
(11,505)	(8,565)	(8,668)	(1)	Corporate and other	(26,483)	(29,215)	10
(1,078)	5,285	(576)	n.a.	Intersegment transfers[2]	(3,896)	2,737	n.a.
82,693	**42,405**	**78,552**	**(46)**	**TOTAL**	**230,839**	**192,399**	**(17)**

*Operating profit excluding the intersegment impact of the sales of Szőreg-1 gas field (HUF 63.9 bn) realised in Q1-Q3 2008, the receivable for subsequent settlement from E.ON in connection with the gas business sale for the period of Q1-Q3 2008 and Q3 2007 (HUF 6.4 bn and HUF 17.4, respectively), the provisional liability made for the paraffin fine (HUF 5.8 bn, recorded in Corporate and other segment) realised in Q3 2008 as well as the one-off gain on the acquisition of TVK shares realised in H1 2007 (HUF 14.4 bn, recorded in Corporate and other segment).

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %	DEPRECIATION	Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
6,601	10,509	14,008	(25)	Exploration and Production	30,438	24,290	(20)
17,302	18,346	15,784	16	Refining and Marketing	47,390	53,345	13
2,203	2,491	1,707	46	Gas and Power	5,107	6,811	33
5,529	4,537	4,755	(5)	Petrochemicals	14,252	14,842	4
2,517	2,630	2,562	3	Corporate and other	7,743	7,700	(1)
34,152	**38,513**	**38,816**	**(1)**	**TOTAL**	**104,930**	**106,988**	**2**

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %	EBITDA	Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
37,160	43,415	34,143	27	Exploration and Production	91,159	176,950	94
86,259	22,885	63,004	(64)	Refining and Marketing	181,492	166,990	(8)
10,799	10,432	10,208	2	Gas and Power	34,744	34,601	-
(8,214)	4,347	16,695	(74)	Petrochemicals	51,010	3,547	(93)
(2,588)	(11,698)	11,307	n.a.	Corporate and other	13,024	(20,878)	n.a.
(171)	5,774	(576)	n.a.	Intersegment transfers[2]	(3,896)	(61,186)	1,470
123,245	**75,155**	**134,781**	**(44)**	**TOTAL**	**367,533**	**300,024**	**(18)**

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %	EBITDA EXCLUDING SPECIAL ITEMS*	Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
37,160	43,415	34,143	27	Exploration and Production	91,159	111,631	22
86,259	22,885	63,004	(64)	Refining and Marketing	181,492	166,990	(8)
11,706	10,921	10,208	7	Gas and Power	34,744	35,997	4
(8,214)	4,347	16,695	(74)	Petrochemicals	51,010	3,547	(93)
(8,988)	(5,935)	(6,106)	(3)	Corporate and other	(18,740)	(21,515)	15
(1,078)	5,285	(576)	n.a.	Intersegment transfers[2]	(3,896)	2,737	n.a.
116,845	**80,918**	**117,368**	**(31)**	**TOTAL**	**335,769**	**299,387**	**(11)**

*EBITDA excluding the intersegment impact of the sales of Szőreg-1 gas field (HUF 63.9 bn) realised in Q1-Q3 2008, the receivable for subsequent settlement from E.ON in connection with the gas business sale for the period of Q1-Q3 2008 and Q3 2007 (HUF 6.4 bn and HUF 17.4, respectively), the provisional liability made for the paraffin fine (HUF 5.8 bn, recorded in Corporate and other segment) realised in Q3 2008 as well as the one-off gain on the acquisition of TVK shares realised in H1 2007 (HUF 14.4 bn, recorded in Corporate and other segment).

Q2 2008	Q3 2008	Q3 2007	Ch. %	CAPITAL EXPENDITURES	Q1-Q3 2007	Q1-Q3 2008	Ch. %
13,333	24,447	14,101	73	Exploration and Production	37,425	55,347	48
30,273	24,752	10,853	128	Refining and Marketing	32,391	65,853	103
36,860	24,911	7,681	224	Gas and Power	10,475	83,491	697
2,487	1,760	2,341	(25)	Petrochemicals	3,526	5,125	45
26,112	1,029	2,044	(50)	Corporate and other	53,961	28,054	(48)
109,065	**76,899**	**37,020**	**108**	**TOTAL**	**137,778**	**237,870**	**73**

31/12/2007	TANGIBLE ASSETS	30/09/2007	30/09/2008	Ch. %
144,120	Exploration and Production	139,371	161,690	16
665,982	Refining and Marketing	521,218	671,399	29
100,654	Gas and Power	84,429	190,284	125
186,269	Petrochemicals	186,996	180,036	(4)
76,661	Corporate and other	66,081	78,640	19
1,173,686	**TOTAL**	**998,095**	**1,282,049**	**28**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Gas and Power segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Gas and Power and from Refining & Marketing to Petrochemicals. In Q1-Q3 2008 the transfer between Exploration & Production and Gas and Power included the sales of Szőreg-1 gas field with an operating profit of HUF 63.9 bn recognized by Exploration & Production which has been eliminated in consolidation.

APPENDIX VI
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in USD million)

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %	NET SALES REVENUES[1]	Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
666	754	466	62	Exploration and Production	1,271	1,951	54
5,340	5,598	3,316	69	Refining and Marketing	8,496	14,982	76
238	323	96	236	Gas and Power	292	781	167
737	737	682	8	Petrochemicals	1,938	2,277	17
228	254	125	103	Corporate and other	322	593	84
7,209	**7,666**	**4,685**	**64**	**TOTAL NET SALES REVENUES**	**12,319**	**20,584**	**67**
(1,405)	(1,454)	(947)	54	Less: Inter(segment transfers)	(2,637)	(4,124)	56
(353)	(296)	(218)	36	ow: Exploration and Production	(596)	(927)	56
(615)	(644)	(479)	34	ow: Refining and Marketing	(1,354)	(1,911)	41
(54)	(110)	-	n.a.	ow: Gas and Power	(1)	(211)	21,000
(164)	(174)	(135)	29	ow: Petrochemicals	(392)	(522)	33
(219)	(230)	(115)	100	ow: Corporate and other	(294)	(553)	88
5,804	**6,212**	**3,738**	**66**	**TOTAL NET EXTERNAL SALES REVENUES**	**9,682**	**16,460**	**70**

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %	OPERATING PROFIT[1]	Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
193	209	110	90	Exploration and Production	325	937	188
435	29	258	(89)	Refining and Marketing	718	697	(3)
54	51	46	11	Gas and Power *	159	170	7
(87)	(1)	65	n.a.	Petrochemicals	197	(69)	n.a.
(32)	(91)	48	n.a.	Corporate and other	28	(175)	n.a.
(1)	37	(3)	n.a.	Intersegment transfers[2]	(21)	(375)	1,686
562	**234**	**524**	**(55)**	**TOTAL**	**1,406**	**1,185**	**(16)**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %	OPERATING PROFIT EXCLUDING SPECIAL ITEMS*	Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
193	209	110	90	Exploration and Production	325	536	65
435	29	258	(89)	Refining and Marketing	718	697	(3)
60	54	46	17	Gas and Power	159	179	13
(87)	(1)	65	n.a.	Petrochemicals	197	(69)	n.a.
(73)	(54)	(47)	15	Corporate and other	(142)	(179)	26
(7)	34	(3)	n.a.	Intersegment transfers[2]	(21)	17	n.a.
521	**271**	**429**	**(37)**	**TOTAL**	**1,236**	**1,181**	**(4)**

*Operating profit excluding the intersegment impact of the sales of Szőreg-1 gas field (USD 392.2 mn) realised in Q1-Q3 2008, the receivable for subsequent settlement from E.ON in connection with the gas business sale for the period of Q1-Q3 2008 and Q3 2007 (USD 39.3 mn and USD 93.3 mn, respectively), the provisional liability made for the paraffin fine (USD 35.4 mn, recorded in Corporate and other segment) realised in Q3 2008 as well as the one-off gain on the acquisition of TVK shares realised in H1 2007 (USD 74.7 mn, recorded in Corporate and other segment).

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %	DEPRECIATION	Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
42	67	76	(12)	Exploration and Production	163	149	(9)
109	117	86	36	Refining and Marketing	254	327	29
14	16	9	78	Gas and Power	27	42	56
35	29	26	12	Petrochemicals	76	91	20
16	17	14	21	Corporate and other	41	47	15
216	**246**	**211**	**17**	**TOTAL**	**561**	**656**	**17**

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %	EBITDA	Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
235	276	186	48	Exploration and Production	488	1,086	123
544	146	344	(58)	Refining and Marketing	972	1,024	5
68	67	55	22	Gas and Power	186	212	14
(52)	28	91	(69)	Petrochemicals	273	22	(92)
(16)	(74)	62	n.a.	Corporate and other	69	(128)	n.a.
(1)	37	(3)	n.a.	Intersegment transfers[2]	(21)	(375)	1,686
778	**480**	**735**	**(35)**	**TOTAL**	**1,967**	**1,841**	**(6)**

Q2 2008	Q3 2008	Q3 2007 Restated	Ch. %	EBITDA EXCLUDING SPECIAL ITEMS*	Q1-Q3 2007 Restated	Q1-Q3 2008	Ch. %
235	276	186	48	Exploration and Production	488	685	40
544	146	344	(58)	Refining and Marketing	972	1,024	5
74	70	55	27	Gas and Power	186	221	19
(52)	28	91	(69)	Petrochemicals	273	22	(92)
(57)	(37)	(33)	12	Corporate and other	(101)	(132)	31
(7)	34	(3)	n.a.	Intersegment transfers[2]	(21)	17	n.a.
737	517	640	(19)	TOTAL	1,797	1,837	2

*EBITDA excluding the intersegment impact of the sales of Szőreg-1 gas field (USD 392.2 mn) realised in Q1-Q3 2008, the receivable for subsequent settlement from E.ON in connection with the gas business sale for the period of Q1-Q3 2008 and Q3 2007 (USD 39.3 mn and USD 93.3 mn, respectively); the provisional liability made for the paraffin fine (USD 35.4 mn, recorded in Corporate and other segment) realised in Q3 2008 as well as the one-off gain on the acquisition of TVK shares realised in H1 2007 (USD 74.7, recorded in Corporate and other segment).

Q2 2008	Q3 2008	Q3 2007	Ch. %	CAPITAL EXPENDITURES	Q1-Q3 2007	Q1-Q3 2008	Ch. %
84	155	77	101	Exploration and Production	200	340	70
191	157	59	166	Refining and Marketing	173	404	134
232	158	42	276	Gas and Power	56	512	814
16	11	13	(15)	Petrochemicals	19	31	63
165	7	11	(36)	Corporate and other	289	172	(40)
688	488	202	142	TOTAL	737	1,459	98

31/12/2007	TANGIBLE ASSETS	30/09/2007	30/09/2008	Ch. %
835	Exploration and Production	788	956	21
3,859	Refining and Marketing	2,948	3,970	35
583	Gas and Power	478	1,125	135
1,079	Petrochemicals	1,058	1,065	1
444	Corporate and other	374	465	24
6,800	TOTAL	5,646	7,581	34

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Gas and Power segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Gas and Power and from Refining & Marketing to Petrochemicals. In Q1-Q3 2008 the transfer between Exploration & Production and Gas and Power included the sales of Szőreg-1 gas field with an operating profit of USD 392.2 mn recognized by Exploration & Production which has been eliminated in consolidation.

APPENDIX VII
MAIN EXTERNAL PARAMETERS

Q2 2008	Q3 2008	Q3 2007	Ch. %		Q1-Q3 2007	Q1-Q3 2008	Ch. %
121.4	114.8	74.9	53	Brent dated (USD/bbl)	67.1	111.0	65
117.4	113.3	72.3	57	Ural Blend (USD/bbl)*	64.0	108.0	69
1,051.8	993.7	709.8	40	Premium unleaded gasoline 10 ppm (USD/t)**	667.7	961.7	44
1,191.0	1,085.1	682.6	59	Gas oil – ULSD 10 ppm (USD/t)**	619.6	1,059.8	71
955.9	926.7	654.2	42	Naphtha (USD/t)***	604.5	899.8	49
133.6	125.4	143.4	(13)	Crack spread – premium unleaded (USD/t)**	159.9	121.8	(24)
272.8	216.8	116.2	87	Crack spread – gas oil (USD/t)**	111.8	220.0	97
37.7	58.4	87.9	(33)	Crack spread – naphtha (USD/t)***	96.7	60.0	(38)
1,038	1,228	925	33	Ethylene (EUR/t)	890	1,096	23
278	441	540	(18)	Integrated petrochemical margin (EUR/t)	533	378	(29)
158.6	157.2	183.3	(14)	HUF/USD average	186.7	163.0	(13)
248.0	236.1	251.8	(6)	HUF/EUR average	250.9	247.7	(1)
20.1	20.1	24.4	(18)	SKK/USD average	25.2	20.8	(17)
2.79	2.91	5.39	(46)	3m USD LIBOR (%)	5.31	2.98	(44)
4.86	5.04	4.49	12	3m EURIBOR (%)	4.13	4.78	16
8.56	8.59	7.63	13	3m BUBOR (%)	7.84	8.32	6

* CIF Med parity
** FOB Rotterdam parity
*** FOB Med parity

Q2 2008	Q3 2008	Ch. %		Q1-Q3 2007	Q1-Q3 2008	Ch. %
149.8	169.2	13	HUF/USD closing	176.8	169.2	(4)
237.0	243.2	3	HUF/EUR closing	250.3	243.2	(3)

APPENDIX VIII
MOL GROUP FILLING STATIONS

MOL Group filling stations	31 Dec 2006	31 Dec 2007	31 March 2008	30 June 2008	30 Sept 2008
Hungary	358	357	355	355	355
Slovakia	210	209	209	209	209
Italy	0	183	178	195	195
Romania	120	122	122	124	125
Croatia	0	35	37	38	38
Austria	33	34	34	34	34
Czech Republic	30	30	30	30	30
Slovenia	10	10	11	11	11
Serbia	13	21	22	24	24
Bosnia					22
Total MOL Group filling stations	**774**	**1,001**	**998**	**1,020**	**1,043**

APPENDIX IX
EXTRAORDINARY ANNOUNCEMENTS IN Q1-Q3 2008

Announcement date	
18 January	MOL has signed a Memorandum of Understanding with the Indian ONGC
22 January	MOL continue its capital optimization program
22, 23, 25, 28, 29 30, 31 January	Purchase of treasury shares
23 January	Closing of share purchase transaction between MOL and CEZ
25 January	Change in influence in MOL (CEZ, OTP)
31 January	Number of voting rights at MOL Plc
1, 4, 11, 12, 13, 14 February	Purchase of treasury shares
1 February	MOL's statement on EC merger notification
15 February	MOL published its Exploration and Development Update
29 February	Number of voting rights at MOL Plc
10 March	Change in MOL Treasury shares
10 March	MOL Plc published its strategic co-operation agreement with Oman Oil Company S.A.O.C.
10 March	Change in influence in MOL
12 March	Closing of share purchase transaction between MOL and Oman Oil Company S.A.O.C
14 March	MOL signed option agreements with ING Bank N.V.
14 March	Change in influence in MOL
17, 18, 19, 20, 21, 26, 27, 28 March	Purchase of treasury shares
19 March	New gas and condensate discovery in Pakistan
21 March	Annual General Meeting Announcement
31 March	Number of voting rights at MOL Plc
3 April	Documents for the Annual General Meeting of MOL Plc. to be held on April 23, 2008
3 April	Additional point to the agenda of the Annual General Meeting
7 April	Shareholder's notification
14 April	MOL and ExxonMobil can start exploration program in the entire Makó trough
22 April	MOL states that in its opinion, the RiskMetrics/ISS Proxy Alert publication could mislead investors
23 April	Shareholders notification
24 April	Resolutions on the Annual General Meeting of MOL held on 23 April 2008
24 April	Summary Report of MOL Plc. for the business year 2007
30 April	Number of voting rights at MOL Plc
8 May	MOL signed an agreement with ONGC to acquire 35% interest in an exploration block in India
15 May	MOL's exploration efforts result a new oil discovery in Russia
2 June	Number of voting rights at MOL Plc
2, 6 June	Share sale of MOL manager
13 June	Personnel and organizational changes in MOL Plc.
19 June	Green light to MOL/CEZ joint venture
20 June	New oil and gas discovery in Federovskoye Block in Kazakhstan
23, 24 and 27 June	Capital securities purchase of a MOL manager
1 July	Number of voting rights at MOL Plc
1 July	Dividend announcement of the Board of the Directors of MOL Hungarian Oil and Gas Plc. dividends for the 2007 financial year
1 July	MOL and CEZ entered into share purchase agreement with respect to 100% share capital of I&C Energo a.s.
1 July	FGSZ Ltd. and Transgaz concluded a Joint Development Agreement for the interconnection of Hungarian and Romanian natural gas transmission systems.
1 July	Expected change in treasury shares of MOL
2 July	MOL has signed agreement with Mari Gas Company Ltd on the acquisition of 40% interest in Karak Block in Pakistan and in parallel, farmed out 25% share in its Block 43B in Oman
3 July	OMV has initiated a litigation against MOL
3 July	Dividend per share paid by MOL
4 July	MOL completed acquisition of Ngosso Permit in Cameroon
4 July	Change in influence in MOL
8, 9 July	Share sale of MOL manager
11 July	MOL transaction
14 July	MOL intends to launch a public offer for INA shares
14 July	Change in influence in MOL
14 July	MOL has received OMV's action as well as the order of the Metropolitan Court
17 July	MOL takes legal action against OMV because of false allegations and defamation
21 July	The Joint Venture Company of MOL and CEZ has been established
30 July	MOL is founding a geothermal energy company with international partners
31 July	Number of voting rights at MOL Plc

6 Aug	MOL takes note of OMV's decision
12 Aug	MOL Plc.'s H1 2008 preliminary results - Continued strong results in second quarter of 2008
29 Aug	Change in treasury shares of MOL
1 Sep	MOL's offer of HRK 2,800 for INA shares has been approved
1 Sep	Number of voting rights at MOL Plc
8 Sep	MOL has received OMV's subsequent action as well as the order of the Metropolitan Court
10 Sep	Share sale of MOL manager
25 Sep	OMV notification on change of voting rights
26 Sep	Bayerische Hypo- und Vereinsbank AG. notification on change of voting rights
29 Sep	Share sale of MOL manager
30 Sep	Number of voting rights at MOL Plc
1 Oct	The European Commission has imposed a fine on MOL
8 Oct	Share sale of MOL manager
10 Oct	MOL ownership in INA increased to 47.15%
16 Oct	The Court of Registration has registered the 5% capital decrease of MOL
16 Oct	The Court of Registration has registered the capital increase of MOL
16 Oct	MOL transferred the fair consideration of INA shares
17 Oct	The settlement of the INA transaction was closed
20 Oct	MOL has received OMV's additional claim.
22 Oct	Change in the share ownership of senior executives
22 Oct	Share sale of MOL manager.
31 Oct	Number of voting rights at MOL Plc
4 Nov	The Metropolitan Court repealed the HFSA's resolution

SHAREHOLDER STRUCTURE (%) BASED ON THE SHARE REGISTER

Shareholder groups	31 Dec 2006	30 Sept 2007	31 Dec 2007	31 March 2008	30 June 2008	30 Sept 2008
Foreign investors (mainly institutional)	58.6	36.4	31.7	31.7	32.1	30.0
OMV Group	10.0	10.0	20.2	20.2	20.2	11.1
Bayerische Hypo- und Vereinsbank AG	0.0	0.0	0.0	0.0	0.0	9.1
Oman Oil Company S.A.O.C.	0.0	0.0	0.0	8.0	8.0	8.0
BNP Paribas S.A.	8.2	8.2	8.3	7.0	7.0	7.0
CEZ a.s.	0.0	0.0	0.0	7.0	7.0	7.0
Magnolia Finance Limited	5.5	5.5	5.5	5.5	5.5	5.5
Bank Austria Creditanstalt AG	0.4	5.4	0.0	0.0	0.0	0.0
OTP Bank Nyrt.	0.9	9.2	9.2	9.4	9.4	7.7
MFB Invest Zrt.	0.0	10.0	10.0	4.1	4.1	0.9
ÁPV Zrt.	0.0	0.0	0.0	0.0	0.0	0.0
Domestic institutional investors	5.2	5.0	4.6	4.7	4.1	5.9
Domestic private investors	2.5	2.0	2.2	2.2	2.4	2.8
MOL Nyrt. (treasury shares)	10.0	8.3	8.3	0.2	0.2	5.0

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory

According to the registration requests to the Share Register and the shareholders notifications, seven shareholders had more than 5% voting rights in MOL Plc. on 30 September 2008: OMV Group having 11.7 %, BHV AG having 9.6%, OTP Bank Nyrt. having 8.1%, Oman Oil Company S.A.O.C. having 8.4%, BNP Paribas S.A. having 7.3%, CEZ a.s. having 7.4% and Magnolia Finance Limited having 5.8% voting rights in MOL. Please note that the voting rights are calculated as the number of shares held to total shares less treasury stock. According to the Articles of Association no shareholder or shareholder group may exercise more than 10% of the voting rights.

5% capital decrease was registered by the Court of Registration on 16 October 2008, which was approved at the Annual General Meeting held on 23 April 2008. Accordingly, the share capital of MOL decreased from HUF 109,675,502,578 to HUF 104,191,727,578 by cancelling 5,483,775 pieces of registered ordinary shares of the series "A" with a par value of HUF 1,000, owned by the Company.

The Court of Registration has registered the capital increase of MOL on 16 October 2008, which was made as part of the convertible bond programme approved by the EGM held on 1 September 2003. The share capital of the company increased from HUF 104,191,727,578 to HUF 104,519,063,578. The new shares were listed on the BSE on 22 October 2008.

As follows the share capital of the company following these two transactions is composed of:
- 104,518,484 "A" series ordinary shares with a par value of HUF 1,000 each
- 1 "B" series voting preference share with a par value of HUF 1,000 each and
- 578 "C" series ordinary shares with a par value of HUF 1,001 each.

Shareholder announcements and notifications on influence

24 Jan 2008	CEZ MH B.V. notified the company that according to the financial close of the share purchase agreement between MOL and CEZ, the direct voting rights of CEZ MH B.V. and the indirect voting rights of CEZ a.s. increased to 7.1% (7,677,285 shares)
24 Jan 2008*	OTP Bank Nyrt. notified the company that its influence in MOL decreased to below 10% (10,328,999 shares).
10 March 2008	MOL published that within the framework of the strategic alliance with Oman Oil Company S.A.O.C. MOL sold 8,774,040 MOL shares to Oman Oil Company S.A.O.C.
10 March 2008	MFB Invest Zrt. notified MOL that it transferred back 6,419,729 MOL "A" Series ordinary shares on 10 March 2008, from the 10,933,000 shares formerly lent to MFB Invest Zrt. on 2 July 2007. Upon the settlement of the transaction the voting right of MFB Invest Zrt. decreased to 4.47% based on its 4,513,271 MOL „A" Series Ordinary shares.
10 March 2008	Oman Oil Company S.A.O.C. notified MOL that pursuant to the share purchase agreement with MOL dated 8 March 2008 its subsidiary Oman Oil Budapest Limited, acquired 8,774,040 pieces of MOL "A" Series Ordinary Shares, accordingly the direct voting right of Oman Oil Budapest Limited as shareholder and the indirect voting right of Oman Oil Company S.A.O.C. increased to 8% upon the settlement of the share transfer.
12 March 2008**	OTP Bank Nyrt. announced that its influence in MOL increased to over 10% (10,309,479 shares).

12 March 2008	MOL published that on 12 March MOL transferred 8,774,040 MOL shares to Oman Oil Company S.A.O.C.
14 March 2008*	OTP Bank Nyrt. notified the company that its influence in MOL decreased to below 10% (10,311,079 shares).
23 April 2008	BNP Paribas S.A. notified that it transferred the ownership of all its MOL shares (7,694,725) to BNP Paribas Arbitrage S.N.C
24 April 2008	The AGM held on 23 April 2008 approved the decrease of the share capital with HUF 5.483.775.000 to HUF 104.191.727.578 through withdrawal of 5.483.775 pieces registered ordinary shares of the series "A" with a par value of HUF 1,000 each owned by the Company (treasury shares). The AGM authorized the Board of Directors to complete the tasks in connection with the effectuation of the capital decrease.
4 July 2008	OTP Bank Nyrt. notified that its influence in MOL decreased to under 5%.
14 July 2008	OTP Bank Nyrt. notified that its influence in MOL increased to 9.46%.
29 Aug 2008	MOL announced a termination of share lending of 5,310,000 "A" series MOL shares for the sake of execution of the 5% decrease of share capital
25 Sep 2008	OMV AG. notified that its influence decreased to 11.69% according to the Repo Agreement with Bayerische Hypo- und Vereinsbank AG.
26 Sep 2008	Bayerische Hypo- und Vereinsbank AG. notified that its influence increased to 9.62% according to the Repo Agreement with OMV AG.
16 Oct 2008	The Court of Registration has registered the 5% capital decrease of MOL
16 Oct 2008	The Court of Registration has registered the capital increase of MOL

* Passive change in influence, it caused the changing of Treasury shares

Treasury share transactions (settled transactions)

Date/Period	Type of transaction	Number	Number of „A" series Treasury shares after the transaction
2008.06.30			**181,100**
2008.07.03	Call back from OTP Bank Nyrt.	8,757,362	
2008.07.03	Call back from MFB Invest Zrt.	4,513,271	13,451,733
2008.07.11	Lend to OTP Bank Nyrt.	(8,757,362)	
2008.07.11	Lend to MFB Invest Zrt.	(4,513,271)	181,100
2008.08.29	Call back from OTP Bank Nyrt.	1,770,000	
2008.08.29	Call back from MFB Invest Zrt.	3,540,000	5,491,100
2008.09.30.			**5,491,100**
2008.10.16	Share cancellation	(5,483,775)	7,325
2008.10.31			**7,325**

Changes in organisation and senior management:

The AGM approved the election of Mr. Zsolt Hernádi, Mr. György Mosonyi, Mr. Ian Paterson and Dr. Gábor Horváth as members of the Board of Directors from February 25, 2009 to February 24, 2014.

The AGM also approved the election of Mr. Mulham Basheer Abdullah Al Jarf to the Board from the day following the closing of the general meeting until 22 April 2013. At the same time Mr. Michel-Marc Delcommune resigned his board membership.

The Strategy and Business Development department of MOL Group has been separated into two departments as of 15 June 2008. The Strategy Development department reports to the Group Chief Executive Officer while the Corporate Business Development Department reports to the Chairman and Chief Executive Officer. At the same time, in line with our strategy and the strategic partnership with CEZ a Gas and Power division has been also established.

Mr. Lajos Alács is responsible for the Gas and Power division from 15 June 2008. Mr Alács has worked as Strategy and Business Development Executive Vice President since 1 July 2006. His new position qualifies as senior executive position according to the Securities Act.

Mr. Ábel Galácz is responsible for the Corporate Business Development department from 15 June 2008. Mr Galácz has worked for MOL since 2000, previously as advisor to the Chairman.

Mr. László Varró is responsible for the Strategy Development department from 15 June 2008. Mr Varró has worked as the chief economist since 2005.

The new organisational structure supports the activity of the divisions through a closer link between the strategy and the businesses thus contributing to the achievement of the strategic targets of the Group.

END